Exhibit 99.1

CANADA GOOSE HOLDINGS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

OF CANADA GOOSE HOLDINGS INC.

TO BE HELD ON AUGUST 2, 2024

AND

MANAGEMENT INFORMATION CIRCULAR

OF CANADA GOOSE HOLDINGS INC.

CANADA GOOSE HOLDINGS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the ”Meeting”) of the holders of subordinate voting shares (the ”Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the ”Shares”) of Canada Goose Holdings Inc. (the ”Company”) will be held virtually at https://web.lumiagm.com/462791346, password “goose2024” (case sensitive), on August 2, 2024 at 10:00 a.m. (Eastern time), to consider and take action on the following matters:

(1)	to receive the audited annual consolidated financial statements of the Company for the fiscal year ended March 31, 2024, together with the notes thereto and the independent auditor’s report thereon;

(2)	to elect the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

(3)	to appoint the auditor of the Company and authorize the board of directors of the Company (the “Board of Directors”) to fix their remuneration; and

(4)	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

The Company is holding the Meeting as a fully electronic meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate in the Meeting and engage with directors of the Company and management as well as other shareholders. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to participate and vote at the virtual Meeting. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder and guests will not be able to participate or vote at the Meeting but will be able to attend the Meeting. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting.

As a shareholder of the Company, it is very important that you read the Circular and other Meeting Materials (as defined herein) carefully. They contain important information with respect to voting your Shares and attending and participating at the Meeting. As permitted by Canadian securities regulators, you are receiving this notification as the Company has decided to use the “notice-and-access” mechanism for delivery to both registered and non-registered shareholders of this notice of annual meeting of shareholders, the Circular prepared in connection with the Meeting and other proxy-related materials, as well as the audited annual consolidated financial statements of the Company for the fiscal year ended March 31, 2024, together with the notes thereto and the independent auditor’s report thereon, and the related management’s discussion and analysis (collectively, the “Meeting Materials”).

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This means that the Meeting Materials will be posted online, via SEDAR+ at www.sedarplus.ca and on the Company’s investor relations website at investor.canadagoose.com, rather than being mailed out. Notice-and-access substantially reduces the Company’s printing and mailing costs and reduces paper and energy consumption. Shareholders will still receive a form of proxy or a voting instruction form in the mail so they can vote their shares but, instead of receiving a paper copy of the Circular, they will receive a notice with information about how they can access the Circular electronically and how to request a paper copy.

The Board of Directors has fixed the close of business on June 17, 2024 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

Shareholders who wish to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent them at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/CanadaGoose and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Guests can also attend the Meeting but will not be able to participate or vote thereat. They must follow the steps set forth at https://web.lumiagm.com/462791346 on the day of the Meeting to access the live webcast.

Proxies must be deposited with Computershare no later than 10:00 a.m. (Eastern time) on July 31, 2024, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and Canadian statutory holidays). The Company reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

Your participation in the Meeting is important to us and we value your input as shareholders. We look forward to welcoming you at the meeting and thank you for your continued support.

Dated at Toronto, Ontario, this 17th day of June, 2024.

By order of the Board of Directors,

Dani Reiss, Chair of the Board of Directors and Chief Executive Officer

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CANADA GOOSE HOLDINGS INC.

MANAGEMENT INFORMATION CIRCULAR

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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	53
Overall Approach	53
Foreign Private Issuer	53
Board Composition and Director Independence	53
Directorship of Other Reporting Issuers	55
Mandate of the Board of Directors	55
Position Descriptions	55
The Chair of the Board of Directors and Committee Chairs	55
The Lead Director	56
The Chief Executive Officer and Chief Financial Officer	56
Board of Directors Committees	56
Audit Committee	56
Nominating and Governance Committee	57
Compensation Committee	58
Environmental & Social Committee	59
Succession Planning	59
Attendance at Board and Committee Meetings	60
Risk Management	60
Assessments	61
Orientation and Continuing Education	61
Directors’ and Officers’ Liability Insurance	61
Code of Business Conduct and Ethics	62
Diversity	63
ESG Oversight and Governance	64
Shareholder Engagement	64
Investor Rights Agreement	65
Majority Voting Policy	65
Advance Notice Requirements for Director Nominations	66
Forum Selection	66
Limitation of Liability and Indemnification	66

ADDITIONAL INFORMATION	68
Indebtedness of Directors and Executive Officers	68
Interest of Certain Persons and Companies in Matters to be Acted Upon	68
Interest of Informed Persons in Material Transactions	68
Available Information	68
Normal Course Issuer Bid	68
Shareholder Proposals for Next Annual Meeting of Shareholders	69
Approval by Directors	69

SCHEDULE A MANDATE OF THE BOARD OF DIRECTORS	A-1

SCHEDULE B CHARTER OF THE AUDIT COMMITTEE	B-1

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GENERAL INFORMATION

This management information circular (the ”Circular”) is furnished in connection with the solicitation by management of Canada Goose Holdings Inc. (the ”Company”) of proxies for use at the annual meeting of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of the Company (the ”Meeting”) to be held virtually at https://web.lumiagm.com/462791346, password “goose2024” (case sensitive), on August 2, 2024 at 10:00 a.m. (Eastern time), or any postponements or adjournments thereof, for the purposes set forth in the accompanying notice of annual meeting of shareholders (the ”Notice of Meeting”).

The Meeting will be held as a fully electronic meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. If you cannot participate in the live webcast, we encourage you to please deposit your completed proxy form or voting instruction form with Computershare Investor Services Inc. (“Computershare”) before 10:00 a.m. (Eastern time) on July 31, 2024, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and Canadian statutory holidays). If you are able to attend the Meeting and prefer to vote online in real time, a summary of the relevant information to attend and participate in the Meeting online is provided below. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting.

Unless otherwise noted or the context otherwise requires, all information provided in this Circular is given as at June 17, 2024 and references to the “Company” and “Canada Goose” refer to Canada Goose Holdings Inc., its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

The Company’s audited annual consolidated financial statements for the 52-week period ended March 31, 2024 (“Fiscal 2024”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and are presented in millions of Canadian dollars, except where otherwise indicated. However, certain financial measures contained in this Circular are non-IFRS measures. Additional information relating to non-IFRS measures can be found in the section entitled “Non-IFRS Financial Measures and Other Specified Financial Measures” of the Company’s Annual Report on Form 20-F in respect of Fiscal 2024 (the ”Annual Report”) (which, for purposes of applicable Canadian securities laws, constitutes the Company’s annual information form), available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Statements

This Circular contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “anticipates”, “believes”, “estimates”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, although not all forward-looking statements contain these identifying words. These forward-looking statements in this Circular include all matters that are not historical facts, and include statements regarding our intentions, beliefs or

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current expectations concerning, among other things, the future results of operations, business plan, prospects or opportunities and growth strategy of the Company or the markets in which we operate, and our expectations regarding future compensation practices and grants (including vesting criteria thereof) as well as governance and ESG initiatives.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Many factors could cause the Company’s actual results or affairs to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of our Annual Report. Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking statements contained in this Circular are made as of the date of this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on the forward-looking statements contained in this Circular when making an investment decision in our securities.

You are encouraged to read our filings with the United States Securities and Exchange Commission (the ”SEC”) available at www.sec.gov and our filings with Canadian securities regulatory authorities available at www.sedarplus.ca for a discussion of these and other risks and uncertainties.

Notice to United States Shareholders

Canada Goose is a corporation organized under the laws of the Province of British Columbia, Canada, and is a foreign private issuer within the meaning of Rule 3b-4 under the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.

United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States.

As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

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In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

Voting Information

The following questions and answers provide guidance on how to vote your Subordinate Voting Shares and/or Multiple Voting Shares.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited by telephone, over the Internet, in writing or in person, by directors, officers or employees of the Company and its subsidiaries who will receive no other compensation therefor other than their regular remuneration. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for the costs incurred in sending proxy materials to their principals in order to obtain their proxies. Such costs are expected to be nominal.

Who can vote?

Only holders of record of Subordinate Voting Shares and/or Multiple Voting Shares as of the close of business on June 17, 2024 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting or any postponement or adjournment thereof, and no person becoming a shareholder after the Record Date shall be entitled to receive notice of, or to vote at, the Meeting or any postponement or adjournment thereof. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting to which the shareholder would have otherwise been entitled.

What will I be voting on?

Shareholders will be asked to consider and to vote on:

•	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

•	the appointment of the auditor of the Company and authorize the board of directors of the Company (the “Board of Directors”) to fix their remuneration; and

•	such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

How will these matters be decided at the Meeting?

A simple majority of the votes cast at the Meeting will constitute approval of each of the matters specified in this Circular. Computershare, the Company’s transfer agent, will count and tabulate the votes at the Meeting.

For details regarding the Company’s majority voting policy with respect to the election of directors, see “Disclosure of Corporate Governance Practices – Majority Voting Policy”.

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What is the necessary quorum for the Meeting?

A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least twenty-five percent (25%) of the issued shares plus at least a majority of Multiple Voting Shares entitled to vote at the meeting are present or represented by proxy.

How many votes do I have?

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

Each Multiple Voting Share carries the right to ten votes and each Subordinate Voting Share carries the right to one vote. As of June 17, 2024, the Record Date, there were 45,725,646 Subordinate Voting Shares and 51,004,076 Multiple Voting Shares issued and outstanding. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as of June 17, 2024, approximately 8.2% of the voting rights attached to all of the issued and outstanding Shares.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as such term is defined in the Company’s articles), such holder, without any further action, shall automatically be deemed to have exercised their rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares held by the Bain Group Permitted Holders (as such term is defined in the Company’s articles) will convert automatically, without any further action, into Subordinate Voting Shares at such time as the Bain Group Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 15% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation) and all Multiple Voting Shares held by the Reiss Group Permitted Holders (as such term is defined in the Company’s articles) will convert automatically, without any further action, into Subordinate Voting Shares at such time that is the earlier to occur of the following: (i) the Reiss Group Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 15% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation) and (ii) Dani Reiss is no longer serving as a director of the Company or in a senior management position with the Company.

Under applicable Canadian laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the Toronto Stock Exchange (the ”TSX”) designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, DTR LLC (“DTR”) (and its then-relevant affiliates) and entities advised by affiliates of Bain Capital, LP (the “Bain Capital Entities” and together with DTR, the “Principal Shareholders”), as the holders of all the outstanding Multiple Voting Shares as at March 21, 2017, entered into a coattail agreement dated March 21, 2017 with the Company and Computershare Trust Company of Canada (as supplemented from time to time, the ”Coattail Agreement”). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable securities laws in Canada to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. A copy of the Coattail Agreement is available on SEDAR+ at www.sedarplus.ca.

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Who can I call with questions?

If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Computershare, the Company’s transfer agent, toll-free at 1-800-564-6253, or by mail at:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Am I a Registered Shareholder or Non-Registered Shareholder?

Registered holders of Shares (referred to in this Circular as “registered shareholders”) hold Shares of the Company registered in their names and such Shares are generally evidenced by a share certificate or a direct registration statement.

However, most holders of Shares (referred to in this Circular as “non-registered shareholders”), beneficially own their Shares through a depositary or nominee such as a trustee, financial institution or securities broker (referred to in this Circular as “intermediaries”). If your Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a non-registered shareholder. Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

How do I vote?

1.	Voting by Proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-registered shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form, namely Dani Reiss and Neil Bowden, are the Chair of the Board of Directors and Chief Executive Officer of the Company, and the Chief Financial Officer of the Company, respectively. However, as further described herein, you may choose another person to act as your proxyholder (who need not be a shareholder of the Company), including yourself if you are a non-registered shareholder and wish to participate and vote at the Meeting, by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form. See “Appointment of a Third Party as Proxy”.

On the form of proxy, you may indicate either how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Shares to be voted on a particular matter (by marking FOR or WITHHOLD), then your proxyholder must vote your Shares accordingly. If you have not specified on the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Shares as they see fit. Unless contrary instructions are provided, the voting rights attached to the Shares represented by proxies received by the management of the Company will be voted:

•	FOR the election of all the nominees proposed as directors; and

•	FOR the appointment of Deloitte LLP as auditor of the Company and authorizing the Board of Directors to fix their remuneration.

The form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting. As of the date of this Circular, the management of the Company is not aware of any other matter to be presented at the Meeting.

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If, however, other matters properly come before the Meeting, the persons named in the form of proxy and voting instruction form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

2.	Voting at the Meeting

Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How do I participate and vote at the Meeting?”.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the Meeting. This is because the Company and its transfer agent do not have a record of the non-registered shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a non-registered shareholder and wish to vote and participate at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as Proxy” and “How do I participate and vote at the Meeting?”.

Guests will be able to access the Meeting by accessing https://web.lumiagm.com/462791346 on the day of the Meeting and following the instructions set forth therein. Guests who access the Meeting will not be able to participate, ask questions or vote at the Meeting. See “Can I attend the Meeting even if I am not a registered shareholder or a duly appointed proxyholder?”.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a ”third-party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to participate or vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to participate or vote at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third-party proxyholder AND register the third-party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate and vote at the Meeting.

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Step 1: Submit your proxy or voting instruction form: To appoint a third-party proxyholder, insert such person’s name (or, if you are a non-registered shareholder wishing to appoint yourself as proxyholder to participate or vote at the Meeting, your name) in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such person as proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a non-registered shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy if you wish to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

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Step 2: Register your proxyholder: To register a proxyholder (including yourself if you are a non-registered shareholder wishing to appoint yourself as proxyholder to participate or vote at the Meeting), shareholders MUST visit https://www.computershare.com/CanadaGoose by 10:00 a.m. (Eastern time) on July 31, 2024, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and Canadian statutory holidays), and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to participate or vote at the Meeting.

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If you are a non-registered shareholder and wish to participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How do I participate and vote at the Meeting?”.

If you are a non-registered shareholder located in the United States and wish to participate and vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “How do I participate and vote at the Meeting?”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from non-registered shareholders located in the United States that wish to participate and vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, must be labeled as “legal proxy” and received by no later than 10:00 a.m. (Eastern time) on July 31, 2024, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and Canadian statutory holidays).

How do I participate and vote at the Meeting?

The Company is holding the Meeting as a fully electronic meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to participate and vote at the Meeting (including for voting and asking questions at the Meeting), shareholders must have a valid Username.

Registered shareholders and duly appointed proxyholders will be able to participate and vote at the Meeting online at https://web.lumiagm.com/462791346. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

•	Registered shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is “goose2024” (case sensitive).

If as a registered shareholder you are using your control number to log in to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you should not log in to the Meeting, nor participate and vote at the Meeting online, but you should attend the Meeting as a guest.

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Duly appointed proxyholders: Computershare will provide the proxyholder with a Username by e-mail after the voting deadline has passed, in order for the proxyholder to log in to the Meeting, and participate and vote at the Meeting online. The Password to the Meeting is “goose2024” (case sensitive).

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Only registered shareholders and duly appointed proxyholders will be entitled to participate and vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to participate and vote at the Meeting, but will be able to attend the Meeting as guests. See “Can I attend the Meeting even if I am not a registered shareholder or a duly appointed proxyholder?” below.

Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy”.

If you are a non-registered shareholder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, you MUST also submit your legal proxy to Computershare. See “Appointment of a Third Party as Proxy”.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

Can I attend the Meeting even if I am not a registered shareholder or a duly appointed proxyholder?

You can attend the meeting as a “guest” if you are not a registered shareholder or a duly appointed proxyholder, or if you do not wish to revoke a previously submitted proxy. To do so, you need to log into https://web.lumiagm.com/462791346 fifteen minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and to complete the related procedures. You must complete the “Guest Login” section and click “Enter Here” to access the Meeting. Guests will be able to attend the Meeting, but will not be able to submit questions, vote their Shares (if any) or otherwise participate in the Meeting.

How may I submit questions at the Meeting?

Registered shareholders and duly appointed proxyholders may submit questions during the Meeting online using the virtual meeting platform at any time during the Meeting. Such questions will be answered by the Company during the Meeting when the question period will be opened. It is recommended that registered shareholders and duly appointed proxyholders attending the Meeting online submit their questions as soon as possible during the Meeting so that they can be addressed at the appropriate time.

Shareholders may also submit questions at any point in advance of the Meeting by contacting: IR@canadagoose.com. Questions submitted in advance must be received by 10:00 a.m. (Eastern time) on July 31, 2024 or, if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and Canadian statutory holidays) in order for such questions to be submitted in time for the Meeting.

How can I deposit my proxy?

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 10:00 a.m. (Eastern time) on July 31, 2024, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and Canadian statutory holidays, before the commencement of such adjourned or postponed Meeting.

If you have received a voting instruction form, you should carefully follow the instructions set out therein to ensure that your Shares are voted at the Meeting in accordance with your instructions. If you are a non-registered shareholder, you should also carefully follow the instructions provided by your intermediary to ensure that your Shares are voted at the Meeting in accordance with your instructions.

8	2024 Management Information Circular

How can I revoke my proxy?

If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the Meeting (or any adjusted or postponed meeting). If as a registered shareholder you are using your control number to log in to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you should not log in to the Meeting, nor participate or vote at the Meeting online, but you should attend as a guest.

If you are a non-registered shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

What to do if you are having technical difficulties accessing the Meeting?

If you are a registered shareholder (or a duly appointed proxyholder) and you encounter any difficulties accessing to log in to the Meeting, you may attend the Meeting by clicking “Guest” and completing the online form. As a guest, however, you will not be able to participate or vote at the Meeting. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. You should not attempt to log in to the Meeting using Internet Explorer. Registered shareholders and duly appointed proxyholders should ensure that they have a strong Internet connection during the entirety of the Meeting if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. We recommend that you log in at least fifteen minutes prior to the scheduled time for the Meeting. Technical support can also be accessed at: support-ca@lumiglobal.com.

Voting Shares Outstanding and Principal Shareholders

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares issuable in series. As of June 17, 2024, the Record Date, there were 45,725,646 Subordinate Voting Shares and 51,004,076 Multiple Voting Shares issued and outstanding, and no preferred shares were issued or outstanding. Under the Company’s articles, each Subordinate Voting Share carries the right to one vote and each Multiple Voting Shares carries the right to ten votes.

The following table discloses the names of the persons or companies who, to the knowledge of the Company, as of June 17, 2024, beneficially owned, or controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Company:

9	2024 Management Information Circular

Name	Number of Multiple Voting Shares Owned	Percentage of Outstanding Multiple Voting Shares	Number of Subordinate Voting Shares Owned	Percentage of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power
Entities affiliated with Bain Capital Investors, LLC(1)	30,873,742	60.5%	—	—	31.9%	55.5%
Dani Reiss(2)	20,130,334	39.5%	95,686	0.2%	20.9%	36.2%
FMR(3)	—	—	5,782,631	12.6%	5.8%	1.0%
Morgan Stanley(3)	—	—	5,239,460	11.5%	5.4%	0.9%

Notes:

(1)

Includes 10,773,742 Multiple Voting Shares registered in the name of Bain Capital Integral Investors 2008, L.P. (“Integral 2008”) and 20,100,000 Multiple Voting Shares registered in the name of BCPE Fund X Goose Holdings, L.P. (together with Integral 2008, the “Bain Capital Holders”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of each of the Bain Capital Holders. As a result, BCI may be deemed to exercise voting and dispositive power with respect to the Shares held by the Bain Capital Holders.

(2)	Includes 20,130,334 Multiple Voting Shares registered in the name of DTR, an entity indirectly controlled by Dani Reiss, and 95,686 Subordinate Voting Shares registered in the name of Dani Reiss.
(3)

Based on information obtained from Schedule 13G/A filed with the SEC by FMR LLC and its affiliates (“FMR”) on February 9, 2024. According to that report, FMR possesses sole power to vote or to direct the voting of none of such Shares and possesses shared power to vote or to direct the voting of all such Shares and possesses sole power to dispose or to direct the disposition of none of such Shares and possesses shared power to dispose or to direct the disposition of all such Shares.

(4)

Based on information obtained from Schedule 13G filed with the SEC by Morgan Stanley and its affiliates (“Morgan Stanley”) on February 12, 2024. According to that report, Morgan Stanley possesses sole power to vote or to direct the voting of none of such Shares and possesses shared power to vote or to direct the voting of all such Shares and possesses sole power to dispose or to direct the disposition of none of such Shares and possesses shared power to dispose or to direct the disposition of all such Shares.

Notice-and-Access

The Company is using the “Notice-and-Access” provisions of Canadian securities laws that came into effect on February 11, 2013, under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for delivery to both registered and non-registered shareholders of the Notice of Meeting, the Circular prepared in connection with the Meeting and other proxy-related materials (collectively, the ”Proxy Materials”), as well as the annual audited consolidated financial statements of the Company for 52-week period ended March 31, 2024, together with the independent auditor’s report thereon (the ”2024 Financial Statements”), and related management’s discussion and analysis (the ”2024 MD&A”, and together with the Proxy Materials and the 2024 Financial Statements, the “Meeting Materials”).

Under notice-and-access, Canadian companies must post electronic versions of such materials on SEDAR+ at www.sedarplus.ca and on another non-SEDAR+ website for investor access and review, and will make such documents available in hard copy upon request at no cost. The Meeting Materials will be made available on SEDAR+ at www.sedarplus.ca and on the Company’s investor relations website at investor.canadagoose.com. The 2024 Financial Statements and 2024 MD&A (which also form part of the Annual Report) are also available on EDGAR at www.sec.gov. Notice-and-access substantially reduces the Company’s printing and mailing costs and is environmentally friendly as it reduces paper and energy consumption.

Shareholders may also request a paper copy of the Meeting Materials by mail, before or after the Meeting, free of charge, by calling Computershare, the Company’s registrar and transfer agent, toll-free within North America at 1-866-962-0498, or direct, from outside of North America, at 1-514-982-8716. To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than July 17, 2024. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with the notice of Meeting for voting purposes.

Shareholders may also request a duplicate voting instruction form by contacting Computershare at 1-800-564-6253.

10	2024 Management Information Circular

BUSINESS OF THE MEETING

As part of the business set out in the Notice of Meeting, the 2024 Financial Statements will be placed before shareholders by the Company (but will not be subject to a vote) and shareholders will be asked to consider and vote on:

•	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

•	the appointment of the auditor of the Company and authorizing the Board of Directors to fix their remuneration; and

•	such other business as may properly be brought before the Meeting or any adjournment thereof.

The 2024 Financial Statements (which also form part of the Annual Report) are available on the Company’s investor relations website at investor.canadagoose.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Election of Directors

The Company’s articles provide that the Board of Directors shall consist of a number of directors as determined from time to time by the directors. The Company’s directors are elected annually at the annual meeting of shareholders, except that the Board of Directors can appoint directors in certain circumstances between annual meetings. Each director is expected to hold office until the next annual meeting of shareholders or until their successor is elected or appointed.

The Board of Directors is currently comprised of ten directors, all of whom are standing for election at the Meeting. As such, it is proposed that ten directors be elected at the Meeting. The persons identified in the section “Nominees for Election to the Board of Directors” will be nominated for election as directors at the Meeting. Shareholders may vote for each proposed director nominee individually.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the election of one or more directors or voted in accordance with the specification in the proxy, the management appointees designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of each of the nominees listed in this Circular.

Management of the Company does not expect that any of the nominees will be unable, or will become unwilling, to stand for election as director at the Meeting. However, if, for any reason, at or before the time of the Meeting, any of the nominees becomes unable to serve and unless otherwise specified, it is intended that the management appointees designated in the form of proxy or voting instruction form will vote in their discretion for a substitute nominee or nominees.

11	2024 Management Information Circular

Nominees for Election to the Board of Directors

MICHAEL D. ARMSTRONG	Director

Age: 52 California, United States Independent Director since 2021 2023 Voting Results For: 98.86% Withheld: 1.14%	Mr. Armstrong has served as a member of our Board of Directors since January 2021. He is a global media expert as well as a business development and operations executive. He was formerly the Executive Vice President, Worldwide Television Licensing & Operations at ViacomCBS, Global Distribution Group, and spent most of his career developing and launching revenue generating brands around the world. Mr. Armstrong previously served as General Manager of BET Networks, and was Executive Vice President and General Manager, Revenue and Emerging Brands at Viacom International Media Networks. He is on the board of the Greater Los Angeles Zoo Association and INSPIRATO, and is a member of the Board of Trustees at his alma mater Hampton University. In addition, Mr. Armstrong is a member of the Advisory Board of the Los Angeles Kings and previously served as an ambassador for the LA Opera. He previously chaired the boards of Dance Theatre of Harlem and the National Association for Multi-Ethnicity in Communications (NAMIC). He is also a member of the International Academy of Television Arts & Sciences and received an MBA at the University of Chicago Booth School of Business. Mr. Armstrong provides strong executive and business operations skills to our Board of Directors.

	Top Competencies: Strategy, Marketing, Human Resources and Corporate Citizenship.

	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors	7/7	100%	N/A	N/A
	Compensation Committee	3/3	100%
	Environmental & Social Committee(1)	4/4	100%
	Value of Total Compensation Received as Director
	Fiscal 2024:	$345,894(2)

Securities Held as of March 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options(3) ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs(3) ($)
622	10,157	—	—	24,021	—	2,661	3,132	94,600

Notes

(1)	Mr. Armstrong is the Chair of the Environmental and Social Committee.
(2)	See “Compensation of Directors”.
(3)

Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. See “Compensation of Directors – Outstanding Option-Based and Share-Based Awards”.

12	2024 Management Information Circular

JODI BUTTS	Director

Age: 51 Ontario, Canada Independent Director since 2017	Ms. Butts has served as a member of our Board of Directors since November 2017. She is currently a Partner at WATSON Advisors Inc. and serves as a board member of Tilray Inc., Dot Health Inc., and chairs the board of directors of Pharmala Biotech Holdings Inc. and The Walrus Foundation. She also holds several board advisory roles, including with Bayshore Home Healthcare and the Canadian Centre for the Purpose of the Corporation. She received a Bachelor of Laws from the University of Toronto where she also received her Master of Arts in Canadian History.

2023 Voting Results For: 98.20% Withheld: 1.80%	Top Competencies: Risk Management, Strategy, Supply Chain & Procurement and Corporate Citizenship.
	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors	7/7	100%	Tilray, Inc. (formerly Aphria Inc.)	2019
	Nominating and Governance Committee(1)	4/4	100%
	Environmental & Social Committee	4/4	100%	Pharmala Biotech Holdings Inc.	2021
	Value of Total Compensation Received as Director
	Fiscal 2024:	$345,894(2)

Securities Held as of March 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)(3)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)(3)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs(3) ($)
769	12,558	—	—	63,443	—	2,628	3,132	94,061

Notes

(1)	Ms. Butts is the Chair of the Nominating and Governance Committee.
(2)	See “Compensation of Directors”.
(3)

Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. See “Compensation of Directors – Outstanding Option-Based and Share-Based Awards”.

13	2024 Management Information Circular

MAUREEN CHIQUET	Director

Age: 61 New York, United States Not Independent(1) Director since 2017 2023 Voting Results For: 99.71% Withheld: 0.29%	Ms. Chiquet has served as a member of our Board of Directors since August 2017. Ms. Chiquet began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet served as a Trustee to the New York Academy of Art. Ms. Chiquet also served as a Trustee to the Yale Corporation and was a fellow of Yale University, where she received a Bachelor of Arts in literature. She serves as the chairwoman of the board of Golden Goose as well as on the board of directors of Kering, and previously served on the board of directors of Credo and as a non-executive director of the board of MatchesFashion. Ms. Chiquet provides strong executive, product, marketing and business operations skills to the Board of Directors.

Top Competencies: Finance, Strategy, Marketing, Human Resources, Supply Chain & Procurement, Retail and Corporate Citizenship.

	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors	7/7	100%	N/A	N/A
	Compensation Committee	3/3	100%
Value of Total Compensation Received as Director
	Fiscal 2024:	$679,938(2)

Securities Held as of March 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)(3)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)(3)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs(3) ($)
1,691	27,614	—	—	83,250	—	2,705	3,285	97,817

Notes

(1)

Ms. Chiquet is not considered independent in accordance with applicable Canadian securities regulations by reason of her consulting relationship with the Company, under which she is entitled to annual fees in excess of $75,000.

(2)	See “Compensation of Directors”.
(3)

Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. See “Compensation of Directors – Outstanding Option-Based and Share-Based Awards”.

14	2024 Management Information Circular

RYAN COTTON	Director

Age: 45 Massachusetts, United States Not independent(1) Director since 2013 2023 Voting Results For: 97.20% Withheld: 2.80%	Mr. Cotton has served as a member of our Board of Directors since December 2013. He joined Bain Capital in 2003, and is currently a Partner and Head of Bain Capital Real Estate. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of Maesa, Varsity Brands, Virgin Australia and City Year New York. He previously served as a member of the board of directors of Virgin Voyages, Blue Nile, Advantage Solutions, Inc., Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, TOMS Shoes, Sundial Brands and The Michaels Companies, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our Board of Directors and valuable experience gained from previous and current board service.

	Top Competencies: Risk Management, Finance, Strategy, Human Resources, Retail and Financial Services, Banking & Markets.
	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors	7/7	100%	N/A	N/A
	Compensation Committee(2)	3/3	100%
	Environmental & Social Committee(3)	4/4	100%
	Value of Total Compensation Received as Director
	Fiscal 2024:	Nil(4)

Securities Held as of March 31, 2024(5)

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs ($)
—	—	—	—	—	—	—	—	—

Notes

(1)	Mr. Cotton is not considered independent because of his relationship with BCI.
(2)	Mr. Cotton is the Chair of the Compensation Committee.
(3)	Mr. Cotton served as a member of the Environmental & Social Committee until January 2024.
(4)	No compensation is paid to directors who are related to our major shareholders.
(5)

Mr. Cotton does not personally own any voting securities of the Company. Mr. Cotton is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the Shares held by the Bain Capital Holders. See “General Information - Voting Shares Outstanding and Principal Shareholders”.

15	2024 Management Information Circular

JENNIFER DAVIS	Director

Age: 47 Massachusetts, United States Not independent(1) Director since 2023	Jennifer Davis has served as a member of our Board of Directors since September 2023. She is a partner in Bain Capital’s North American Private Equity team, where she helps lead the firm’s investments in the consumer and retail sectors. Prior to joining Bain Capital in 2022, she spent 19 years at Goldman Sachs and was a partner in Consumer/Retail Investment Banking where she served as Head of Retail Investment Banking and Head of Consumer/Retail Client Coverage. Ms. Davis is a member of the Board of Directors of Bob’s Discount Furniture and The Opportunity Network, an education-focused non-profit focused on increasing opportunity and access for potential students from historically underrepresented communities, and is also a member of the Board of Trustees of Cornell University. Ms. Davis holds an MBA from the Harvard Business School and a BS from Cornell University.

2023 Voting Results(2) For: N/A Withheld: N/A	Top Competencies: Risk Management, Finance, Strategy, Retail and Financial Services, Banking & Markets.
	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors(2)	3/3	100%	N/A	N/A
	Environmental & Social Committee(3)	1/1	100%
Value of Total Compensation Received as Director
	Fiscal 2024:	Nil(4)

Securities Held as of March 31, 2024(5)

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs ($)
—	—	—	—	—	—	—	—	—

Notes

(1)	Ms. Davis is not considered independent because of her relationship with BCI.
(2)

Ms. Davis joined our Board of Directors effective on September 28, 2023. Three meetings of the Board of Directors were conducted during Fiscal 2024 following her appointment as a director of the Company.

(3)	Ms. Davis was appointed to the Environmental & Social Committee in January 2024. Only one meeting of the Environmental & Social Committee were conducted during Fiscal 2024 following her appointment.
(4)	No compensation is paid to directors who are related to our major shareholders.
(5)

Ms. Davis does not personally own any voting securities of the Company. Ms. Davis is a Partner of BCI and as a result may be deemed to share beneficial ownership of the Shares held by the Bain Capital Holders. See “General Information - Voting Shares Outstanding and Principal Shareholders”.

16	2024 Management Information Circular

JOHN DAVISON	Lead Director

Age: 66 Ontario, Canada Independent Director since 2017 2023 Voting Results For: 99.76% Withheld: 0.24%	Mr. Davison has served as a member of our Board of Directors since May 2017 and was appointed the Lead Director in July 2023. Mr. Davison was most recently the President and Chief Executive Officer of Four Seasons Holdings Inc. (“Four Seasons”) from 2019 to 2022, the luxury hotel and resort management company, where he oversaw all aspects of the company’s global portfolio of hotels, resorts and branded residences. Initially joining Four Seasons as Senior Vice President, Project Financing in 2002, Mr. Davison later served as Executive Vice President and Chief Financial Officer from 2005 to 2019. Prior to joining Four Seasons, Mr. Davison spent four years as a member of the Audit and Business Investigations Practices at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the boards of IMAX China Holding, Inc., Four Seasons and FreshBooks. Mr. Davison has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988. He received a Bachelor of Commerce from the University of Toronto. Mr. Davison provides strong executive and business operations skills to our board of directors.

Top Competencies: Risk Management, Finance, Accounting, Strategy and Financial Services, Banking & Markets.
	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors(1)	7/7	100%	IMAX China Holding, Inc.	2015
	Audit Committee(2)	4/4	100%
Value of Total Compensation Received as Director
	Fiscal 2024:	$352,457(3)

Securities Held as of March 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)(4)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options(4) ($)	RSUs ($)	PSUs ($)	Market Value of RSUs and PSUs(4) ($)
15,789	257,834	—	—	72,667	—	2,590	3,056	92,199

Notes

(1)	Mr. Davison is the Lead Director of the Company.
(2)	Mr. Davison is the Chair of the Audit Committee.
(3)	See “Compensation of Directors”.
(4)

Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. See “Compensation of Directors – Outstanding Option-Based and Share-Based Awards”.

17	2024 Management Information Circular

STEPHEN GUNN	Director

Age: 69 Ontario, Canada Independent Director since 2017 2023 Voting Results For: 98.85% Withheld: 1.15%	Mr. Gunn has served as a member of our Board of Directors since February 2017. He previously served as a Co-Chair of Sleep Country Canada Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country, Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn serves as the Chair of the board of directors of Dollarama Inc. Mr. Gunn previously served as a member of the board of directors of Recipe Unlimited Corporation (formerly Cara Operations Limited) from 2013 to 2022 and Golf Town Canada Inc. from 2008 to 2019. He received a Bachelor of Electrical Engineering from Queen’s University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to our Board of Directors and valuable experience gained from previous and current board service.

	Top Competencies: Finance, Strategy, Marketing, Human Resources, Retail and Financial Services, Banking & Markets.
	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors	7/7	100%	Dollarama Inc.	2009
	Audit Committee	4/4	100%
	Nominating and Governance Committee	4/4	100%
	Value of Total Compensation Received as Director
	Fiscal 2024:	$337,473(1)

Securities Held as of March 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(2) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options(2) ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs(2) ($)
30,189	492,986	—	—	97,647	410,551	2,590	3,056	92,199

Notes

(1)	See “Compensation of Directors”.
(2)

Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. See “Compensation of Directors – Outstanding Option-Based and Share-Based Awards”.

18	2024 Management Information Circular

GARY SAAGE	Director

Age: 63 Florida, United States Independent Director since 2023	Mr. Saage has served as a member of our Board of Directors since September 2023. He is a financial executive with over 35 years of relevant experience. After four years with Coopers & Lybrand in New York, Mr. Saage joined Cartier in 1988 ultimately holding the Chief Operating Officer position until 2001. After four years in London working for Alfred Dunhill Limited as Chief Operating Officer he moved to Geneva, taking up the role of Group Chief Financial Officer for Compagnie Financière Richemont. Mr. Saage has served on the Board of Directors for Richemont, Peter Millar, Net-A-Porter and Yoox Net a Porter. Mr. Saage is a Certified Public Accountant and earned his Bachelor of Science in Accounting from Fairleigh Dickinson University.

2023 Voting Results(1) For: N/A Withheld: N/A	Top Competencies: Risk Management, Finance, Accounting, Strategy, Retail, and Financial Services, Banking & Markets.
	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors	3/3(1)	100%	N/A	N/A
	Audit Committee	2/2(2)	100%
Value of Total Compensation Received as Director
	Fiscal 2024:	$138,607(3)

Securities Held as of March 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(4) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options(4) ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs(4) ($)
8,000	130,640	—	—	2,565	5,233	875	1,749	42,850

Notes

(1)

Mr. Saage joined our Board of Directors effective on September 28, 2023. Three meetings of the Board of Directors were conducted during Fiscal 2024 following his appointment as a director of the Company.

(2)	Mr. Saage was appointed to the Audit Committee in September 2023. Two meetings of the Audit Committee were conducted during Fiscal 2024 following his appointment.
(3)	See “Compensation of Directors”.
(4)

Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. See “Compensation of Directors – Outstanding Option-Based and Share-Based Awards”.

19	2024 Management Information Circular

BELINDA WONG	Director

Age: 53 Kowloon, Hong Kong, China Independent Director since 2022	Ms. Wong has served as a member of our Board of Directors since March 2022. She is currently the Chairwoman and Chief Executive Officer of Starbucks China, where she is responsible for delivering a holistic, long-term strategy for Starbucks China. She is also a member of the Starbucks global executive leadership team, contributing more than 20 years of field knowledge and leadership in the Asia Pacific region. She serves as an Independent Non-Executive Director for Hysan Development Company and Television Broadcasts Limited. Ms. Wong also serves on the Faculty Advisory Board for her alma mater, the University of British Columbia’s Sauder School of Business, where she received a Bachelor of Commerce degree with a major in finance. Ms. Wong provides strong international expansion and growth, as well as executive and business operation skills to our Board of Directors.

2023 Voting Results For: 99.97% Withheld: 0.03%	Top Competencies: Finance, Strategy, Marketing, Human Resources, Retail, Supply Chain & Procurement and Corporate Citizenship
	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors(1)	7/7	100%	N/A	N/A
	Nominating and Governance Committee(2)	N/A	N/A
Value of Total Compensation Received as Director
	Fiscal 2024:	$253,094(3)

Securities Held as of March 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options(3) ($)	RSUs (#)	PSUs (#)	Market Value of RSUs and PSUs(3) ($)
462	7,544	—	—	16,450	—	2,072	2,292	71,264

Notes

(1)	See “Compensation of Directors”.
(2)	Ms. Wong was appointed to the Nominating and Governance Committee in January 2024. No meetings of the Nominating and Governance Committee were conducted during Fiscal 2024 following her appointment.
(3)

Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. See “Compensation of Directors – Outstanding Option-Based and Share-Based Awards”.

20	2024 Management Information Circular

DANI REISS	Chair of the Board of Directors & Chief Executive Officer

Age: 50 Ontario, Canada Not independent(1) Director since 2013	Mr. Reiss joined the Company in 1997 and has transformed the small outerwear manufacturer founded by his grandfather into a global performance luxury lifestyle brand, while upholding our renowned functionality and authenticity. He has worked in almost every area of the Company and successfully developed our international sales channels prior to assuming the role of President and Chief Executive Officer in 2001. In March 2022, he was named Chair of the Board of Directors and Chief Executive Officer of the Company, bringing leadership and operational experience to Canada Goose and our Board of Directors. Mr. Reiss received a Bachelor of Arts from University of Toronto.

2023 Voting Results For: 97.30% Withheld: 2.70%	Top Competencies: Risk Management, Strategy, Marketing, Human Resources, Supply Chain & Procurement and Retail and Corporate Citizenship.
	Board/Committee Membership	Attendance		Other Public Board Membership
				Entity	Since
	Board of Directors(2)	7/7	100%	N/A
	Nominating and Governance Committee	4/4	100%
Value of Total Compensation Received as Director
	Fiscal 2024:	$Nil(3)

Securities Held as of March 31, 2024

Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)(4)	Multiple Voting Shares(5) (#)	Market Value of Multiple Voting Shares(4)(5) ($)	Options (#)	Value of Vested In-the-Money Options(4) ($)	RSUs (#)	PSUs (#)	Market Value of RSUs ($)(4)
35,442	578,768	20,130,334	238,728,354	1,732,043	—	119,785	123,831	3,978,249

Notes

(1)	Mr. Reiss is not considered independent as he is the Chair of the Board of Directors and Chief Executive Officer of the Company.
(2)	Mr. Reiss is the Chair of the Board of Directors.
(3)

In Fiscal 2024, Mr. Reiss received $6,967,423 for his services rendered to the Company in his capacity as Chief Executive Officer of the Company. No compensation is paid to Mr. Reiss in his capacity as director of the Company as he is an executive officer of the Company.

(4)

Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. See “Executive Compensation – Outstanding Option-Based and Share-Based Awards Table”.

(5)

These Multiple Voting Shares are held by DTR LLC, a portfolio holding company which is owned and controlled by Dani Reiss. See “General Information - Voting Shares Outstanding and Principal Shareholders”.

21	2024 Management Information Circular

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the ten years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the ten years prior to the date of this Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Mr. Stephen Gunn who was a director of Golf Town Canada Inc., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) on September 14, 2016.

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

Appointment of Auditor

At the Meeting, shareholders will be asked to appoint Deloitte LLP to hold office as the Company’s auditor until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

Deloitte LLP has served as auditor of the Company since 2008 and has informed the Company that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the appointment of the auditor, the persons named in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of Deloitte LLP as auditor of the Company and authorizing the Board of Directors to fix their remuneration.

22	2024 Management Information Circular

For Fiscal 2024 and the 52-week period ended April 2, 2023 (“Fiscal 2023”), the Company was billed the following fees by Deloitte LLP:

CAD $ millions	Fiscal 2024	Fiscal 2023
Audit Fees(1)	4.3	3.7
Audit Related Fees(2)	0.2	0.2
Tax Fees(3)	3.0	2.7
All Other Fees(4)	—	0.2
Total Fees	7.5	6.8

Notes:

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for the audit of the Company’s annual financial statements and review of interim financial statements.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for tax compliance and tax advice.
(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.

The audit committee of the Company (the ”Audit Committee”) is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services.

Additional details with respect to the Audit Committee can be found in the section entitled “Audit Committee” of the Annual Report, available on SEDAR+ at www.sedarplus.ca and on EDGAR on www.sec.gov. A copy of the Audit Committee Charter is available on the Company’s investor relations website at investor.canadagoose.com.

23	2024 Management Information Circular

COMPENSATION OF DIRECTORS

The director compensation program of the Company is designed to (i) attract and retain qualified individuals who possess the relevant experience of board membership, and (ii) align the compensation of the directors with the interest of the Company’s shareholders through equity incentives.

The directors of the Company who are not related to our significant shareholders, (referred to herein as the “external directors”), being Mses. Butts, Chiquet and Wong and Messrs. Armstrong, Davison, Gunn and Saage, are entitled to compensation for their services as directors of the Company, whereas the directors who are not external directors (being Mr. Cotton and Ms. Davis) do not receive compensation for their services as directors of the Company. Mr. Reiss’ compensation for serving as Chair of the Board of Directors and Chief Executive Officer is included with that of the other named executive officers, and he is not entitled to additional compensation for his role as a director of the Company. See “Summary Compensation Table” below. The external directors of the Company are entitled to an annual cash retainer of US$75,000 and an annual grant under the Company’s Omnibus Incentive Plan in accordance with their respective director agreements. In addition, external directors who serve as members of committees of our Board of Directors are paid an additional US$12,500 per year for their committee service. The Lead Director of the Company is entitled to an additional annual fee of US$20,000 per year for their services in such role. The Chair of the Audit Committee is entitled to an additional annual fee of US$25,000 per year for their service as such, while the Chair of the Nominating & Governance Committee, the Chair of the Compensation Committee and the Chair of the Environmental and Social Committee are entitled to an additional annual fee of US$15,000, respectively, provided they are each considered external directors. The Company does not offer a meeting fee for Board of Directors meetings or committee meetings.

The written charter of the Company’s compensation committee (the “Compensation Committee”) provides that the Compensation Committee will review compensation for members of the Board of Directors on at least an annual basis, taking into account, among other things, their responsibilities and time commitment. The Compensation Committee will make recommendations to the Board of Directors with respect to changes to the approach to director compensation as it considers appropriate.

Director Share Ownership Requirements

Neither our articles nor the Business Corporations Act (British Columbia) (“BCBCA”) provide that the directors are required to hold any of our Subordinate Voting Shares as a qualification for holding their office. Our Board of Directors has discretion to prescribe minimum share ownership requirements for directors. To align the economic interests of our directors with those of our shareholders, external directors are granted share-based compensation on an annual basis for their services and are further encouraged to purchase securities of the Company. Moreover, the Company has adopted share ownership guidelines for external directors, which are set at two times (2x) each external director’s annual retainer, such ownership requirement to be progressively achieved over a period of five years from the later of (i) each external director’s appointment to the Board of Directors, or (ii) the date the share ownership guidelines became effective (i.e., January 1, 2020).

The director share ownership requirements can be satisfied through the ownership of directly owned shares, vested in-the-money options to purchase Subordinate Voting Shares (“Options”), and restricted share units (“RSUs”) and performance share units (“PSUs”) (whether vested or unvested). The Compensation Committee monitors external directors’ share ownership to assess whether the guidelines are met. For clarity, the director share ownership requirements do not apply to Mr. Reiss, the Chief Executive Officer of the Company, nor to Mr. Cotton and Ms. Davis, due to their relations with BCI. Please see the section “Executive Compensation – Discussion and Analysis – NEO Share Ownership Requirements” for the share ownership requirements applicable to Mr. Reiss and the other executive officers of the Company.

24	2024 Management Information Circular

Director Compensation Table

Only the directors of the Company who are external directors, being Mses. Butts, Chiquet and Wong and Messrs. Armstrong, Davison, Gunn and Saage, received compensation during Fiscal 2024 for their services as directors of the Company. The directors affiliated to our major shareholders, being Mr. Cotton and Ms. Davis, and Mr. Reiss, in his capacity as Chair of the Board of Directors and Chief Executive Officer of the Company, did not receive any compensation as directors during Fiscal 2024. Mr. Reiss’ compensation for serving as Chief Executive Officer of the Company is included with that of the other named executive officers in the “Summary Compensation Table” under “Executive Compensation – Discussion and Analysis”. The following table sets out information concerning the Fiscal 2024 compensation earned by, paid to, or awarded to the external directors during Fiscal 2024.

Name	Fees Earned ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)(4)	Total ($)
Michael D. Armstrong(5)	138,239	104,484	103,171	—	—	—	345,894
Jodi Butts(6)	138,239	104,484	103,171	—	—	—	345,894
Maureen Chiquet(7)	124,974	109,598	108,198	—	—	337,168	679,938
John Davison(8)	149,841	101,948	100,658	—	—	—	352,457
Stephen Gunn(9)	134,867	101,948	100,658	—	—	—	337,473
Jean-Marc Huët(10)	40,726	89,205	88,070	—	—	—	218,001
Gary Saage(11)	64,456	37,497	36,654	—	—	—	138,607
Belinda Wong(12)	101,150	76,461	75,438	—	—	—	253,094

Notes:

(1)

Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.39, for presentation purposes, which is an average rate determined in accordance with the Company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year.

(2)

Amount shown reflects the grant date fair value of RSU awards and PSU awards granted in Fiscal 2024 to the external directors. The value was determined in accordance with IFRS 2 “Share-Based Payment” and was based on the volume weighted average price of the Subordinate Voting Shares for the five trading days prior to the date of grant.

(3)

Amount shown reflects the grant date fair value of Options granted in Fiscal 2024 to the external directors. The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. The valuation methodology used is consistent with IFRS 2, “Share-Based Payment”. For more information, see footnote 3 to the “Summary Compensation Table” under “Executive Compensation – Discussion and Analysis”.

(4)

Amounts under “All other compensation” paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.39, for presentation purposes. Amount shown reflects compensation awarded to Ms. Chiquet in Fiscal 2024 pursuant to her consulting agreement with the Company, dated April 24, 2023, pursuant to which she is entitled to receive, in addition to her compensation as a member of the Board of Directors and certain committees of the Board of Directors, as applicable, an annual consultancy fee of US$250,000.

(5)

Mr. Armstrong received, during Fiscal 2024, a fee of US$75,000 for his services as a member of the Board of Directors. Mr. Armstrong further received a fee of US$12,500 for his service as a member of the Compensation Committee, and a fee of US$15,000 for his services as Chair of the Environmental & Social Committee. On May 29, 2023, Mr. Armstrong also received (i) an award of 4,639 Options, (ii) an award of 1,566 RSUs, and (iii) an award of 3,132 PSUs.

(6)

Ms. Butts received, during Fiscal 2024, a fee of US$75,000 for her services as a member of the Board of Directors and a fee of US$15,000 for her services as Chair of the Nominating & Governance Committee. On May 29, 2023, Ms. Butts also received (i) an award of 4,639 Options, (ii) an award of 1,566 RSUs, and (iii) an award of 3,132 PSUs.

(7)

Ms. Chiquet received, during Fiscal 2024, a fee of US$75,000 for her services as a member of the Board of Directors and a fee of US$12,500 for her services as a member of the Compensation Committee. On May 29, 2023, Ms. Chiquet also received (i) an award of 4,865 Options, (ii) an award of 1,643 RSUs, and (iii) an award of 3,285 PSUs.

(8)

Mr. Davison received, during Fiscal 2024, a fee of US$75,000 for his services as a member of the Board of Directors, a fee of US$20,000 for his services as Lead Director, and a fee of US$25,000 for his services as Chair of the Audit Committee. On May 29, 2023, Mr. Davison also received (i) an award of 4,526 Options, (ii) an award of 1,528 RSUs, and (iii) an award of 3,056 PSUs.

(9)

Mr. Gunn received, during Fiscal 2024, a fee of US$75,000 for his services as a member of the Board of Directors, a fee of US$12,500 for his services as a member of the Audit Committee, and a fee of US$12,500 for his services as a member of the Nominating and Governance Committee. On May 29, 2023, Mr. Gunn also received (i) an award of 4,526 Options, (ii) an award of 1,528 RSUs, and (iii) an award of 3,056 PSUs.

25	2024 Management Information Circular

(10)

Mr. Huët ceased to be a director on August 4, 2023. As such, Mr. Huët received, during Fiscal 2024, a pro-rated fee of US$40,726 for his services as a member of the Board of Directors and as a member of the Audit Committee. On May 29, 2023, Mr. Huët also received (i) an award of 3,960 Options, (ii) an award of 1,337 RSUs, and (iii) an award of 2,674 PSUs.

(11)

Mr. Saage was appointed a director of the Company on September 28, 2023. As such, Mr. Saage received, during Fiscal 2024, a pro-rated fee of US$64,456 for his services as a member of the Board of Directors and as a member of the Audit Committee. On November 10, 2023, Ms. Saage also received (i) an award of 2,565 Options, (ii) an award of 875 RSUs, and (iii) an award of 1,749 PSUs.

(12)

Ms. Wong received, during Fiscal 2024, a fee of US$75,000 for her services as a member of the Board of Directors. On May 29, 2023, Ms. Wong also received (i) an award of 3,394 Options, (ii) an award of 1,388 RSUs, and (iii) an award of 2,292 PSUs

Outstanding Option-Based and Share-Based Awards

The table below sets out, for each director that holds Option-based awards or Share-based awards of the Company, information concerning all Option-based and Share-based awards outstanding as at March 31, 2024. As described above, the directors of the Company who are not external directors are not receiving any compensation, including Option-based or Share-based awards, for their services as directors of the Company. Mr. Reiss’ compensation as an executive officer of the Company is disclosed under “Executive Compensation—Discussion and Analysis – Summary Compensation Table”. The number of options, RSUs and/or PSUs granted to each external director is determined in such director’s agreement, as the Compensation Committee deems appropriate. Subject to the discretion of the Compensation Committee to provide for different grants, Company expects external directors to receive an annual grant of options, RSUs and/or PSUs under the Omnibus Incentive Plan valued at an aggregate of approximately US$100,000 per year, which grant is market competitive based on the assessment of the Compensation Committee and the market intelligence provided by the Company’s compensation consultant. External directors have also received in certain instances one-time grants of Options, RSUs and/or PSUs upon joining the Board of Directors.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of RSUs and PSUs That Have Not Vested (#)(3)(4)	Market or Payout Value of RSUs and PSUs That Have Not Vested ($)(5)	Market or Payout Value of RSUs and PSUs Not Paid Out or Distributed
Michael D. Armstrong	7,293	48.93	June 2, 2031	—	5,793	94,600	—
	12,089	24.64	May 31, 2032	—	—	—	—
	4,639	22.24	May 29, 2033	—	—	—	—
Jodi Butts	23,748	31.79	November 20, 2027	—	5,760	94,061	—
	1,255	83.53	June 26, 2028	—	—	—	—
	5,185	63.03	April 3, 2029	—	—	—	—
	10,240	33.97	June 12, 2030	—	—	—	—
	6,287	48.93	June 2, 2031	—	—	—	—
	12,089	24.64	May 31, 2032	—	—	—	—
	4,639	22.24	May 29, 2033	—	—	—	—
Maureen Chiquet	42,576	23.64	August 24, 2027	—	5,990	97,817	—
	2,008	83.53	June 26, 2028	—	—	—	—
	5,185	63.03	April 3, 2029	—	—	—	—
	10,240	33.97	June 12, 2030	—	—	—	—
	6,287	48.93	June 2, 2031	—	—	—	—
	12,089	24.64	May 31, 2032	—	—	—	—
	4,865	22.24	May 29, 2033	—	—	—	—
John Davison	31,579	30.73	June 7, 2027	—	5,646	92,199	—

26	2024 Management Information Circular

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of RSUs and PSUs That Have Not Vested (#)(3)(4)	Market or Payout Value of RSUs and PSUs That Have Not Vested ($)(5)	Market or Payout Value of RSUs and PSUs Not Paid Out or Distributed
	2,761	83.53	June 26, 2028	—	—	—	—
	5,185	63.03	April 3, 2029	—	—	—	—
	10,240	33.97	June 12, 2030	—	—	—	—
	6,287	48.93	June 2, 2031	—	—	—	—
	12,089	24.64	May 31, 2032	—	—	—	—
	4,526	22.24	May 29, 2033	—	—	—	—
Stephen Gunn	55,555	8.94	February 1, 2027	410,551	5,646	92,199	—
	3,765	83.53	June 26, 2028	—	—	—	—
	5,185	63.03	April 3, 2029	—	—	—	—
	10,240	33.97	June 12, 2030	—	—	—	—
	6,287	48.93	June 2, 2031	—	—	—	—
	12,089	24.64	May 31, 2032	—	—	—	—
	4,526	22.24	May 29, 2033	—	—	—	—
Gary Saage	2,565	14.29	Novembre 10, 2033	5,233	2,624	42,850	—
Belinda Wong	13,056	24.64	May 31, 2032	—	4,364	71,264	—
	3,394	22.24	May 29, 2033	—	—	—	—

Notes:

(1)

(A) On May 29, 2023, under the Omnibus Incentive Plan, (i) each of Messrs. Davison, and Gunn was granted an award of 4,526 Options; (ii) each of Mr. Armstrong and Ms. Butts was granted an award of 4,639 Options; (iii) Ms. Chiquet was granted an award of 4,865 Options; and (iv) Ms. Wong was granted an award of 3,394 Options. As of the end of Fiscal 2024, no portion of such awards had vested. One quarter of each such award vested on May 29, 2024, and one-quarter of each such award is eligible to vest on each of May 29, 2025, May 29, 2026 and May 29, 2027. Such Options have an exercise price of $22.24 per share and expire on May 29, 2033. (B) On November 10, 2023, Mr. Saage was granted an award of 2,565 Options under the Omnibus Incentive Plan. The Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date. As of the end of Fiscal 2024, no portion of such awards had vested. One quarter of such award is eligible to vest on each of November 10, 2024, November 10, 2025, November 10, 2026 and November 10, 2027. Such Options have an exercise price of $14.29 and expire on November 10, 2033.

(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. Includes both vested and unvested Options.

(3)

(A) On May 29, 2023, under the Omnibus Incentive Plan, (i) each of Messrs. Davison and Gunn was granted an award of 1,528 RSUs; (ii) each of Mr. Armstrong and Ms. Butts was granted an award of 1,566 RSUs; (iii) Ms. Chiquet was granted an award of 1,643 RSUs; and (iv) Ms. Wong was granted an award of 1,146 RSUs. Such RSUs are subject to time-based vesting of one-third of the award on each of May 29, 2024, May 29, 2025, and May 29, 2026. As of the end of Fiscal 2024, no portion of such RSU awards had vested. As at the date hereof, one-third of each of such RSU awards has vested and was subsequently settled by the issuance of Subordinate Voting Shares. (B) On November 10, 2023, Mr. Saage was granted an award of 875 RSUs under the Omnibus Incentive Plan. Such RSUs are subject to time-based vesting of one-third of the award on each of November 10, 2024, November 10, 2025 and November 10, 2026. As of the end of Fiscal 2024 and as at the date hereof, no portion of such RSU award has vested.

(4)

(A) On May 29, 2023, under the Omnibus Incentive Plan, (i) each of Messrs. Davison and Gunn was granted an award of 3,056 PSUs; (ii) each of Mr. Armstrong and Ms. Butts was granted an award of 3,132 RSUs; (iii) Ms. Chiquet was granted an award of 3,285 PSUs; and (iv) Ms. Wong was granted an award of 2,292 PSUs. (B) On November 10, 2023, Mr. Saage was granted an award of 1,749 PSUs. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted.

(5)	Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024.

27	2024 Management Information Circular

Option-based awards granted since the IPO (as defined below) generally have a 10-year term and vest in four equal tranches over the first four anniversary dates of the grants. RSU-based awards generally vest in three equal tranches on the first, second and third anniversaries of the grant date, with each tranche settled in cash or Subordinate Voting Shares at the option of the Company promptly following vesting. PSU-based awards generally vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. The performance criteria of the PSUs are comprised of the Company’s revenue and the Company’s adjusted EBIT, as reported by the Company, for the fiscal year ending three years after the grant date of the applicable PSU. Each of the two performance criteria shall account for one-half of the actual payout, considered independently, without cumulation. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the Shares underlying the PSU award granted. Historically, Share-based awards have been settled through the issuance of Subordinate Voting Shares from treasury, and the Company expects to settle PSU-based awards upon vesting through the issuance of Subordinate Voting Shares from treasury.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides, for each of the directors, a summary of the value of the Option-based and Share-based awards vested during Fiscal 2024.

Name	Option-Based Awards – Value Vested During the Year(1) ($)		Share-Based Awards – Value Vested During the Year(4) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Michael D. Armstrong	—	(2)	14,426	—
Jodi Butts	—	(2)	20,929	—
Maureen Chiquet	—	(2)	20,929	—
John Davison	—	(2)	20,929	—
Stephen Gunn	—	(2)	20,929	—
Gary Saage	—	(3)	—(3)	—
Belinda Wong	—	(2)	9,984	—

Notes:

(1)

Calculated as the difference between the market price of the Subordinate Voting Shares on the TSX on the date of vesting and the exercise price payable in order to exercise the vested option-based awards, provided such value may not be less than zero.

(2)

Although certain of the Options held by the applicable external director vested during Fiscal 2024, the exercise price of such Options was higher than the market price of the Subordinate Voting Shares on the TSX on the date of vesting, and as such no incremental value to the applicable external director has been achieved.

(3)	None of the Options, RSUs or PSUs held by Mr. Saage vested during Fiscal 2024.

(4)

Calculated by multiplying the number of RSUs that vested during Fiscal 2024 by the market price of the Subordinate Voting Shares on the TSX on the date of vesting, being $21.61 on May 31, 2023, $21.75 on June 2, 2023 and $22.20 on June 12, 2023. No PSUs vested during Fiscal 2024.

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EXECUTIVE COMPENSATION—DISCUSSION AND ANALYSIS

The following discussion describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers (“Named Executive Officers” or “NEOs”, each a “Named Executive Officer” or an “NEO”), being (i) any individual who acted as Chief Executive Officer (“CEO”) during the applicable fiscal year, (ii) any individual who acted as Chief Financial Officer (“CFO”) during the applicable fiscal year, and (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company as at the end of the applicable fiscal year. For Fiscal 2024, the Company’s NEOs were:

•	Dani Reiss, Chair of the Board of Directors and CEO;

•	Jonathan Sinclair, former Executive Vice President & CFO (and current President, Asia Pacific);

•	Beth Clymer, President, Finance, Strategy, Administration and Operations;

•	Matthew Blonder, Executive Vice President and Chief Digital Officer; and

•	Daniel Binder, Chief Transformation Officer and Executive Vice President, Sales Operations & Planning.

Executive Compensation Philosophy and Objectives

The Company’s compensation program is designed to attract, retain, motivate and reward the executive officers for their performance and contribution to the Company’s long-term success in a manner consistent with our culture and our relevant talent markets. Our compensation program is designed to support the achievement of the Company’s short and long-term objectives while increasing shareholder value over the long-term through the following fundamental underpinnings:

•	align the interests of executives with those of the Company and its shareholders;

•

reward executives for results based on corporate performance in the short and the long-term, through a combination of short-term cash and long-term equity incentives, which may be time and/or performance-based;

•	reward the achievement of individual performance objectives;

•	design and maintain an executive compensation program that achieves the right mix of pay components, including performance-based at-risk pay; and

•

provide compensation that is market-competitive and fosters attractiveness, towards the median of our Comparator Group (as defined herein), but with an increased weighting on incentive driven compensation.

Annual Compensation Review Process

Based on recommendations made by the Compensation Committee, the Board of Directors makes decisions regarding base salaries, annual bonuses and equity incentive compensation for NEOs, and approves corporate goals and objectives relevant to the compensation of NEOs. The Compensation Committee also reviews the Company’s compensation strategies and plans for each fiscal year as well as the results in order to recommend to the Board of Directors the compensation to be awarded to each NEO.

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A market review of executive compensation is conducted on a periodic basis and the Compensation Committee assesses findings submitted to it by management of the Company. Each component of executive compensation, namely base salary, annual bonus and long-term equity incentives, further described under “Elements of Compensation” hereunder, is reviewed to ensure that it accurately reflects the market in which the Company competes for talent, as well as the experience and the particular skills of the NEO. The Compensation Committee relies partly on the general experience of its members and partly on past advice received from independent third-party compensation consultants. Adjustments are approved by the Board of Directors if deemed necessary and appropriate and they become effective for the then current fiscal year.

Compensation Consulting Services

The Compensation Committee has discretion to retain, at the Company’s expense, independent consultants to advise its members on questions concerning executive and/or director compensation, as well as other key organizational initiatives. During Fiscal 2024, Mercer (Canada) Limited (“Mercer”) was retained by the Company and the Compensation Committee as an independent professional consultant in relation to the organization and operation model workstream of the Company’s Transformation Program, which is a multiphase program with the objective of strengthening the foundation of the Company to drive efficient and scalable operations and deliver strong revenue growth, contributing to margin expansion over the long-term. Mercer did not provide compensation-related services to the Company during Fiscal 2024. During Fiscal 2023, Mercer was also retained by the Company and the Compensation Committee to provide market intelligence on executive compensation trends. More particularly, during Fiscal 2023, Mercer provided expertise and advice in connection with a comprehensive review of the Company’s annual long-term incentive plans.

Following consideration of the advice received from Mercer, in order to further align the interests of the executive officers with those of the Company and its shareholders, effective as of the beginning of Fiscal 2024, the Company revised the mix of the annual long-term incentive grants of its executive officers. Previously, such annual grants were approximately comprised of 75% Options, and 25% RSUs. Starting Fiscal 2024, the Company revised the long-term equity incentive package mix to be comprised of 25% Options, 25% time-based RSUs and 50% PSUs. Subject to the discretion of the Compensation Committee and the Board of Directors to approve grants in a different proportion and with different vesting schedules and/or performance criteria, it is expected that the Option-based awards will continue vest in four equal tranches over the first four anniversary dates of the grants, that time-based RSU awards will continue to generally vest in three equal tranches on the first, second and third anniversaries of the grant date, and that PSUs will generally cliff vest on the third anniversary of the grant date, subject to the achievement of pre-established financial-based performance criteria.

The following table details the aggregate fees incurred on behalf of the Compensation Committee in consideration of the services provided by Mercer during Fiscal 2024 and Fiscal 2023:

	Fees Billed During Fiscal 2024 ($)	Fees Billed During Fiscal 2023 ($)
Executive Compensation Related Fees	—	67,000
All Other Fees	2,915,000	—

Total Fees Paid	2,915,000	67,000

Subject to the Board of Directors’ oversight role, the Compensation Committee’s decisions about compensation or the compensation programs for the Chair and CEO of the Company and other NEOs are its responsibility and may reflect factors and information other than information and recommendations provided by Mercer or other advisors. During Fiscal 2024, the Compensation Committee relied on the knowledge and experience of its members, the Company’s internal human resources expertise and advice the Company previously received from Mercer. Mercer did not provide services to the Company’s directors or executive officers directly.

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Comparator Group

In designing and reviewing the Company’s compensation policies, the Compensation Committee considers general industry survey data and compares the compensation practices and elements of compensation of the Company against those of comparator groups composed of companies sharing similar activity and scope with the Company. For the NEOs, this group is made up of global publicly traded companies whose revenue, market capitalization and/or EBITDA (or a relatively similar profitability measure) is 25% to four times the size of the Company based on the corresponding metric, with concentration in the apparel and leisure products industries (the “Comparator Group”). Given the Company’s growth initiatives, the Comparator Group is more weighted towards peer companies with larger size and complexity so that the Company can more effectively compete for the talent necessary to execute its global expansion strategy.

The Comparator Group used for the purpose of benchmarking NEO compensation is comprised of the following companies:

Canadian Organizations	U.S. Organizations	E.U. Organizations
BRP Inc.	Tapestry, Inc.	Salvatore Ferragamo S.p.A.
Spin Master Corp.	Under Armour, Inc.	Moncler S.p.A.
Lululemon Athletica Inc.	Urban Outfitters, Inc.	Tod’s S.p.A.
Aritzia Inc.	Carter’s, Inc.	Brunello Cucinelli S.p.A.
	G-III Apparel Group, Ltd.	Capri Holdings Inc.
	Wolverine World Wide, Inc.	Burberry Group PLC
Columbia Sportswear Company
Guess?, Inc.
Deckers Outdoor Corporation
Steve Madden, Ltd.
Callaway Golf Company
Crocs, Inc.

The Company last completed a comprehensive benchmarking analysis during the fiscal year ended April 3, 2022 (“Fiscal 2022”) with respect to the Comparator Group.

Elements of Compensation

The elements composing the Company’s executive compensation program are determined in accordance with existing market standards and the compensation philosophy and objectives outlined herein, and are reviewed against those of the companies comprising the comparator groups as well as general industry survey data. The elements of the Company’s executive compensation program primarily consist of the following: base salary, annual bonus and long-term equity incentives. Each element of compensation is described in more detail below.

Base Salary

Base salaries for NEOs are established based on a range of factors, both quantitative and qualitative. The Compensation Committee generally takes into account the median of compensation levels paid by the companies comprising the Comparator Group for similar positions. Qualitative factors such as the scope and breadth of an NEO’s role and responsibilities, their prior relevant experience, and the overall market demand for such NEO are also taken into account by the Compensation Committee in the determination of base salaries. An NEO’s base salary is also assessed in light of the level of the other compensation components to ensure that such executive officer’s total compensation is in line with the Company’s overall compensation philosophy.

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Base salaries are reviewed annually to ensure that they continue to reflect individual performance and market conditions, and merit increases or adjustments are made, as deemed appropriate. Under specific circumstances, the Compensation Committee may recommend adjustments as warranted throughout the year for promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

During Fiscal 2024, Mr. Reiss’ annual base salary was $1,377,000; Mr. Sinclair’s annual base salary was GBP472,770; Ms. Clymer’s annual base salary was US$500,000; Mr. Blonder’s annual base salary was $670,000; and Mr. Binder’s annual base salary was US$500,000. Each of Messrs. Blonder and Binder and Ms. Clymer started employment with the Company during Fiscal 2024, and as such there is no basis for comparison of their annual base salary in Fiscal 2023.

Annual Bonus

NEOs and other members of the management team of the Company are eligible to receive an annual incentive cash bonus pursuant to their respective employment agreements and in accordance with the bonus plan of the Company. The Company’s annual bonus plan is designed to enhance the link between pay and performance, align the financial interests and motivations of our executives with the Company’s annual financial performance and returns, and motivate our people to work towards common annual performance objectives. As such, it is designed to provide an annual cash bonus that is greater than the median of the compensation Comparator Group if we achieve superior performance and returns that exceed our target objectives, and conversely, to provide an annual cash bonus below the median if we do not meet our target objectives.

The Company’s annual bonus plan provides for an annual individual bonus target, established as a percentage of the eligible employee’s base salary (the “Target Bonus”). With respect to NEOs, the bonus to be awarded is determined at the end of each fiscal year by the Compensation Committee, subject to final approval by the Board of Directors.

For Fiscal 2024, the Compensation Committee and the Board of Directors determined the bonus to be awarded to each NEO (other than Ms. Clymer, who was not eligible to earn an annual bonus for Fiscal 2024 pursuant to her employment agreement, effective December 19, 2023, considering her hiring date and the signing bonus included in her employment agreement) based on the following factors: (i) the Target Bonus, and (ii) the Company’s performance, which is measured against the adjusted earnings before interest and taxes (“Adjusted EBIT”)1 target globally (the “Global Adjusted EBIT Target”) established by the Board of Directors in collaboration with management for the then current fiscal year. Following the end of the financial year, each NEO’s actual bonus payout is ultimately adjusted based on a discretionary assessment of individual performance by the Board of Directors. For Fiscal 2024, the Compensation Committee did not use its discretion to adjust the actual bonus payout of the NEOs and, as reflected below in the “Summary Compensation Table”, none of the Named Executive Officers received annual bonuses in respect of Fiscal 2024 as a result of the Company not achieving the Global Adjusted EBIT Target for purposes of NEO compensation for Fiscal 2024.

[1]

Adjusted EBIT is a non-IFRS financial measure. This measure is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company refers the reader to the “Non-IFRS Financial Measures and Other Specified Financial Measures” section of the Annual Report, which section is incorporated by reference herein, for definitions and reconciliations of Adjusted EBITDA presented by the Company to the most directly comparable IFRS measure. The Annual Report is available on the Company’s investor relations website at investor.canadagoose.com and under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

32	2024 Management Information Circular

Adjusted EBIT is a non-IFRS measure. Nonetheless, it was selected as the reference metric for establishing annual incentive compensation because the Company believes that it is an appropriate measure of its operating performance that highlights trends in the core business that may not otherwise be apparent when relying solely on IFRS measures. Furthermore, the Compensation Committee and the Board of Directors believe that Adjusted EBIT is an appropriate metric to encourage the development of a corporate culture focused on sustained profitability and growth. In Fiscal 2024, Adjusted EBIT used for the purposes of determining the NEOs’ bonus eligibility was providing for the same adjustments as included in the Adjusted EBIT calculation depicted in our 2024 MD&A. However, during any given fiscal year, the Compensation Committee has the discretion to exclude certain unusual, extraordinary and non-recurring items, or other items deemed relevant by the Compensation Committee, from the calculation of the Adjusted EBIT or other widely reported financial measure used for bonus determination purposes if it determines the circumstances so warrant.

For Fiscal 2024, the Global Adjusted EBIT Target was determined by management and approved by the Board of Directors at the beginning of Fiscal 2024 in connection with the annual budgeting process and used for the purpose of determining bonuses. The Global Adjusted EBIT Target is designed to be a stretch objective in order to drive sustainable long-term growth of corporate performance. Each year, there is a possibility that payments will not be made at all or will be made at less than 100% of the targeted level. Also, for each NEOs, achievement above the applicable Adjusted EBIT target can result in bonus being earned above 100% of Target Bonus.

For Fiscal 2024, Mr. Reiss was eligible to earn an annual Target Bonus at 150% of his annual base salary, based on achievement of the Global Adjusted EBIT Target. The payout of Mr. Reiss’ bonus was eligible to be earned at 100% of the Target Bonus upon achievement of 100% of the Global Adjusted EBIT Target. Achievement of Adjusted EBIT above 100% of the Global Adjusted EBIT Target would have resulted in Mr. Reiss’ bonus being earned at 100% of his Target Bonus plus 8% of his Target Bonus for each 1% over Global Adjusted EBIT Target. Mr. Reiss was eligible to no payout in the event the Global Adjusted EBIT Target was not achieved.

Messrs. Sinclair, Blonder and Binder were eligible to earn annual bonuses for Fiscal 2024 targeted at 45% (in respect of Messrs. Sinclair and Blonder) or 40% (in respect of Mr. Binder) of their respective annual base salary. Ms. Clymer was not eligible to earn an annual bonus for Fiscal 2024. For Messrs. Sinclair, Blonder and Binder, similar to Mr. Reiss, bonus eligibility was based on the achievement of the Global Adjusted EBIT Target. Achievement of Adjusted EBIT above 100% of target would have resulted in each of Messrs. Sinclair, Blonder and Binder’s bonus being earned at 100% of target, plus 4% of target for each 1% over Adjusted EBIT target. The NEOs were not entitled to any payout in the event the applicable Adjusted EBIT target was not achieved.

Long-Term Equity Incentives

The Compensation Committee believes that equity-based awards allow the Company to reward executive officers for their continued contributions. Equity-based awards also reward continued employment by an executive officer, with an associated benefit to the Company of employee continuity and retention. The Compensation Committee further believes that equity-based awards provide management with a strong alignment with long-term corporate performance.

In December 2013, the Company established a stock option plan (the “Legacy Option Plan”). In connection with its initial public offering (“IPO”) in March 2017, the Company amended the Legacy Option Plan such that outstanding Options granted under the Legacy Option Plan became exercisable for Subordinate Voting Shares, and no further awards would be made under the Legacy Option Plan. In addition, in connection with the IPO, the Company adopted the Omnibus Incentive Plan (together with the Legacy Option Plan, the “equity incentive plans”) which allows the Board of Directors to grant equity-based awards to eligible participants, including executive officers. See “Equity Incentive Plans” for a detailed description of the terms and conditions attaching to awards granted under the equity incentive plans.

33	2024 Management Information Circular

When considering new grants of equity-based awards, the Compensation Committee takes into account a broad range of factors, including the individual’s position, the scope and breadth of their role and responsibility, their ability to affect Company performance, the value of their previous awards, the terms of their employment agreements and other components of their total compensation and the Company’s general compensation objectives, and aims at maintaining the general alignment with the total direct compensation of the Comparator Group. As of the end of Fiscal 2024, the Company had not granted equity-based awards other than Options under the Legacy Option Plan and Omnibus Incentive Plan, and RSUs and PSUs under the Omnibus Incentive Plan.

It is expected that long-term equity incentives for executive officers will continue to be comprised of Options, RSUs and PSUs under the Omnibus Incentive Plan. Option-based awards granted since the IPO generally have a 10-year term and vest in four equal tranches over the first four anniversary dates of the grants. It is expected that RSU awards will generally vest in three equal tranches on the first, second and third anniversaries of the grant date, with each tranche settled in cash or Subordinate Voting Shares at the option of the Company promptly following vesting. It is expected that PSU-based awards will generally cliff vest on the third anniversary of the grant date, subject to the achievement of pre-established financial performance criteria. The performance criteria of the PSUs are comprised of the Company’s revenue and the Company’s adjusted EBIT, as reported by the Company, for the fiscal year ending three years after the grant date of the applicable PSU. Each of the two performance criteria shall account for one-half of the actual payout, considered independently, without cumulation. From time to time, the Company may grant share-based awards to selected eligible participants with different features, performance-based conditions and/or vesting schedules than as described above, as deemed appropriate to further the interests of the Company by the Compensation Committee and the Board of Directors.

Employee Benefits and Perquisites

Full-time employees, including the NEOs, are eligible to participate in the Company’s health and welfare benefit plans, which include medical, dental, vision, basic and dependent life, supplemental life, accidental death, dismemberment and specific loss, long-term disability, and optional critical illness insurance. Employees are also eligible to receive continuing education support and to participate in the employee purchase program, which allows employees to purchase retail products at 25% of the manufacturer’s suggested retail price. The NEOs participate in these plans on a slightly better basis than other salaried employees, including in some instances with slightly lower deductibles, better cost-sharing rates and the ability to purchase supplemental health coverage. Our Named Executive Officers are also entitled to complimentary jackets each calendar year. Certain of our NEOs are also entitled to housing allowances and tax gross-ups related thereto, and/or tax equalization payments. Perquisites are awarded as tools for attraction, retention and motivation of persons in key management positions. For additional details on perquisites granted to NEOs, please refer to “Summary Compensation Table”.

Pension Plan Benefits

The Company’s executive compensation program does not include defined benefit or defined contribution pension plans, but the Company has a voluntary group registered retirement savings plan (the “Group RRSP”) in which all employees including the NEOs have the right to participate. Employee contributions, other than contributions of Mr. Reiss, to the Group RRSP are matched by the Company up to a maximum of 3% of the employee’s salary. The Company sponsors a defined benefit pension plan membership limited to certain employees of Canada Goose International AG and other subsidiaries who reside in Switzerland (the “Swiss Plan”). The Company also sponsors a Deferred Profit-Sharing Plan, which is a broad-based defined contribution plan that is offered to all full-time salaried employees of Canada Goose Inc., a wholly-owned subsidiary of the Company, and under which the Company will make contributions and match 100% of a participant’s contributions to their Group Retirement Savings Plan up to 3% of the participant’s annual base salary.

In Fiscal 2024, none of our NEOs participated in the Group RRSP, and we did not make any contributions to the Swiss Plan or the Deferred Profit-Sharing Plan for the employees of Canada Goose Inc. on behalf of our NEOs, nor did we otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our NEOs pursuant to retirement plans sponsored by the Company. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans (other than the Swiss Plan, which does not apply to any of the NEOs).

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Compensation Risk Management

The Compensation Committee uses quantitative analysis and best practices in analyzing executive pay together with discretion and judgment to identify risks arising from the Company’s compensation policies and practices. In reviewing the compensation philosophy, objectives and practices of the Company, the Compensation Committee has not identified any such risks that are reasonably likely to have a material adverse effect on the Company.

Compensation policies and practices are designed to promote financial performance year-over-years and sustained growth in shareholder return by mitigating the potential for excessive risk-taking only aimed at a short-term increase of the share price. Risk mitigation practices that discourage executives from taking excessive or inappropriate risks include having a mix of base salary, bonus and long-term incentive compensation, a bonus plan with a minimum achievement of a target Adjusted EBIT at the Company’s level that prevents the payment of bonuses unless such minimum threshold is met, the use of performance measures aligned with the Company’s business strategy, actual payout of PSU-based awards based on the achievement of minimum thresholds and capped at a maximum of 200%, and compensation policies and practices being generally applied on a consistent basis to all executive officers, other than for the CEO.

None of the NEOs or directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps or collars that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by an NEO or director.

Compensation Governance

As of the end of Fiscal 2024, the Compensation Committee was composed of Mr. Armstrong, Ms. Chiquet and Mr. Cotton. Mr. Cotton is the Chair of the Compensation Committee. Mr. Cotton is not independent (within the meaning of National Instrument 58-101 – Disclosure of Governance Practices (“NI 58-101”)) as a result of his position at BCI. Ms. Chiquet is not independent (within the meaning of NI 58-101) by reason of her consulting agreement with the Company pursuant to which she is entitled to annual consultancy fees in excess of $75,000 per year. Mr. Armstrong is independent. As such, the Compensation Committee is not currently comprised of a majority of independent members. Each of these directors has direct experience designing effective management incentive and compensation plans to attract and retain highly qualified executives and to assess NEOs’ performance objectives. The members of the Compensation Committee have experience negotiating executive compensation agreements and managing or advising large private and public corporations on compensation matters. For more information regarding the professional background and experience of each member of the Compensation Committee, please see “Business of the Meeting - Election of Directors”. For information on the responsibilities, powers and operations of the Compensation Committee, see “Board of Directors Committees - Compensation Committee”.

The Company believes the members of the Compensation Committee are able to conduct their duties in an objective manner and through an objective process given that Mr. Armstrong is an independent director, that Mr. Cotton does not receive any compensation for his services as a director of the Company, and given Ms. Chiquet’s relevant expertise and qualifications.

Performance Graph

The following performance graph illustrates the cumulative return on a $100 investment in the Subordinate Voting Shares made on April 1, 2019, being the first trading day of the financial year ending March 29, 2020 (“Fiscal 2020”) through March 28, 2024, being the last trading day of Fiscal 2024, using the closing price of the Subordinate Voting Shares on the TSX on the applicable reference date, compared with the cumulative return on the S&P/TSX Composite Index for the same period (i.e. from April 1, 2019 to March 28, 2024).

35	2024 Management Information Circular

	April 1, 2019	March 27, 2020	March 26,2021	April 1, 2022	March 31, 2023	March 28, 2024
GOOS	$100.00	$44.21	$80.07	$50.97	$40.46	$25.42
S&P/TSX Compsite Index	$100.00	$78.18	$115.56	$135.28	$123.86	$136.60

During the period commencing on the first trading day of Fiscal 2020 (being April 1, 2019) through the end of Fiscal 2024, the cumulative shareholder return on an investment in the Subordinate Voting Shares was below that of an investment on the S&P/TSX Composite Index. Total annual compensation of our executive officers over the same period followed a similar trend, with the aggregate compensation afforded to our executive officers being lower in Fiscal 2024 as compared to the level seen in Fiscal 2020. In particular, in connection with the Company’s Transformation Program, the Company effected a reorganization of its management team with the objective to yield immediate cost savings, simplify organizational structure, accelerate decision making and increase efficiencies across our operating platform.

Our compensation program is aimed at ensuring that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Canada Goose and its shareholders, a substantial portion of compensation paid to our executive officers is in the form of long-term and “at-risk” equity-based incentives (which such proportion was increased in Fiscal 2024 with the introduction of our PSU program), such that the overall value of compensation paid to our NEOs is directly affected by our performance, which decreased between April 1, 2019 and the end of Fiscal 2024. For instance, long-term equity-based incentives are calculated based on grant date fair values, despite the fact that actual values may be realized only to the extent that any applicable performance targets are met and/or the Company’s share price increases. In the longer term, NEO compensation is directly affected by the Company’s share price performance, both negatively and positively. At any time after the grant date, Options may be well out of the money (as is currently the case for most Options held by our NEOs) and PSUs may vest at 0% or have little to no value. Aggressive performance targets in combination with challenging market conditions has resulted in significant variability in long-term incentive awards since the date of grant of such awards, which had a significant impact on the awards’ current value. In addition, our NEOs did not receive annual bonuses in Fiscal 2023 and Fiscal 2024 due to the fact that the Global Adjusted EBIT Target for compensation purposes was achieved, also aligning the total compensation of our NEOs with the shareholder return.

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In addition, although the graph compares the Company’s total shareholder return performance to that of market indices, stock price performance has been affected by various factors and trends, many of which are unrelated to the Company’s financial and operational performance, such as economic uncertainty and industry trends, macroeconomic conditions, inflation, rising interest rates and fluctuations in currency exchange rates, amongst other things.

NEO Share Ownership Requirements

On January 1, 2020, in order to further align the economic interests of our executive officers with those of our shareholders, the Company has adopted share ownership guidelines for executive officers, which are set at (i) five times (5x) the value of the annual base salary for the CEO, (ii) two times (2x) the value of the annual base salary for executive officers who also hold pre-IPO Options, and (iii) one time (1x) the value of the annual base salary for executive officers who only hold post-IPO Options, such ownership requirement to be progressively achieved over a period of five years from the later of (i) the date of appointment to a position subject to the share ownership requirement, or (ii) the date the share ownership guidelines became effective, and must maintain such minimum share ownership for as long as they remain an executive officer. As at the date hereof, none of the executive officers are currently required to achieve the share ownership requirements applicable to them, although each of Messrs. Reiss and Sinclair are currently in compliance.

The share ownership requirements can be satisfied through the ownership of directly owned shares, vested in-the-money Options, and RSUs and PSUs (whether vested or unvested). Once an executive officer satisfies the requirements, such executive officer is required to increase their holdings of equity interests to return to the required minimum ownership level within a period of one year in the event of subsequent fluctuations in the market price of the Subordinate Voting Shares causing a decrease in the value of such holdings. The Compensation Committee monitors executive officers’ share ownership to assess whether the share ownership guidelines are met.

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Summary Compensation Table

The following table sets forth information concerning the compensation paid by the Company to the NEOs during the three most recently completed fiscal years.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary ($)(1)	Share- Based Awards ($)(2)	Option- Based Awards ($)(3)	Annual Incentive Plans ($)(4)	Long- Term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)(5)(6)	Total Compensation ($)
Dani Reiss Chair of the Board of Directors and CEO	2024	1,377,000	4,130,991	1,377,001	—	—	—	82,431	6,967,423
	2023	1,348,154	1,349,999	4,050,003	—	—	—	76,358	6,824,514
	2022	1,253,654	3,133,017	3,690,009	2,243,520	—	—	85,997	10,406,197
Jonathan Sinclair(7) Former Executive Vice President & CFO; Current President, Asia-Pacific	2024	801,431	595,432	198,482	—	—	—	188,286	1,783,631
	2023	738,865	185,581	556,755	—	—	—	25,202	1,506,403
	2022	783,097	375,522	584,257	373,589	—	—	90,495	2,206,960
Beth Clymer(8)(9) President, Finance, Strategy, Administration and Operations	2024	155,616	1,009,413	3,028,230	—	—	—	7,387	4,200,646
	2023	—	—	—	—	—	—	—	—
	2022	—	—	—	—	—	—	—	—
Matt Blonder(10)(11) Executive Vice President and Chief Digital Officer	2024	683,785	509,741	169,913	—	—	—	518,710	1,882,149
	2023	—	—	—	—	—	—	—	—
	2022	—	—	—	—	—	—	—	—
Daniel Binder(12) Chief Trans-formation Officer and Executive Vice President, Sales Operations & Planning	2024	674,337	407,793	135,930	—	—	—	63,007	1,281,067
	2023	—	—	—	—	—	—	—	—
	2022	—	—	—	—	—	—	—	—

Notes:

(1)	Amounts shown for Fiscal 2022 are inclusive of salary for the 53rd additional week of Fiscal 2022, which was a 53-week fiscal year.
(2)

Amounts shown reflects the grant date fair value of RSU and/or PSU awards granted to NEOs for each applicable fiscal year. The value per unit for each applicable fiscal year was determined in accordance with IFRS 2 “Share-Based Payment”, which is the methodology used by the Company for financial reporting, and was based on the volume weighted average price of the Subordinate Voting Shares on the TSX during the five trading days prior to the date of grant.

(3)

The value indicated under the “Option-Based Awards” column reflects the estimated fair value of the Options on their respective date of grant. It does not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such Options may be greater or less than the grant date fair value indicated under the “Option-Based Awards” column above. The assumptions used to measure the fair value of the Options granted during Fiscal 2024, Fiscal 2023 and Fiscal 2022 under the Black-Scholes Option pricing model at the grant date were as follows:

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	Fiscal 2024	Fiscal 2023	Fiscal 2022
Weighted average stock price valuation	$19.77	$24.63	$48.92
Stock price valuation	—	—	—
Weighted average exercise price	$19.77	$24.63	$48.92
Exercise price	—	—	—
Risk-free interest rate	4.09%	2.52%	0.44%
Expected life in years	5.4	5	5
Expected dividend yield	—	—	—
Volatility	40%	40%	40%
Weighted average fair value of Options issued	$6.82	$7.86	$14.36
Fair value of Options issued in the period	—	—	—

The Black-Scholes model is widely used by the financial industry and by other public companies for securities valuations. The valuation methodology used is consistent with IFRS 2 “Share-Based Payment”, which is the methodology used by the Company for financial reporting.

(4)

Amounts shown under “Annual Incentive Plans” represent the annual bonuses awarded to each NEO for services rendered in each fiscal year, if any, which bonuses were paid after the end of the respective fiscal year. No bonuses were earned by our NEOs in respect of Fiscal 2023 and Fiscal 2024. See “Executive Compensation—Discussion and Analysis – Elements of Compensation – Annual Bonus”.

(5)

For Fiscal 2024, all of the NEOs except Ms. Clymer were entitled to perquisites or other personal benefits that were worth $50,000 or more in the aggregate or 10% or more of each such NEO’s total salary for Fiscal 2024. The value of the perquisites or other personal benefits to Ms. Clymer during Fiscal 2024 are nonetheless presented above for completeness.

(6)

During Fiscal 2024, our NEOs received additional benefits and perquisites pursuant to the terms of their employment with us, including for Mr. Sinclair with respect to benefits and perquisites related to his overseas assignment. In Fiscal 2024, (1) each of our NEOs received company-paid personal insurance premiums, and Messrs. Reiss, Sinclair, Blonder and Binder and Ms. Clymer also received supplemental health coverage; (2) each of our NEOs received complimentary jackets and/or other Canada Goose products; (3) Mr. Sinclair received housing allowances and tax gross-ups related to such allowances; (4) Mr. Reiss received board retainer fees for his service as director of Canada Goose International AG, a subsidiary of the Company; and (5) Mr. Blonder received a signing bonus in the amount of $500,000 pursuant to his employment agreement.

(7)

In Fiscal 2024, Mr. Sinclair’s salary was paid in pounds sterling, converted at an exchange rate of GBP1.00 to $1.70, for presentation purposes, which is an average rate determined in accordance with the Company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year.

(8)

Ms. Clymer was hired by the Company in December 2023; as such, Ms. Clymer received compensation as an officer of the Company for approximately four months in Fiscal 2024. Ms. Clymer did not commence employment with the Company nor receive any compensation from the Company prior to Fiscal 2024.

(9)

In Fiscal 2024, Ms. Clymer’s salary was paid in U.S. dollars, converted at an exchange rate of US$1.00 to $1.39, for presentation purposes, which is an average rate determined in accordance with the Company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” were paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.39, for presentation purposes.

(10)

Mr. Blonder was hired by the Company in April 2023; as such, Mr. Blonder received compensation as an officer of the Company for approximately eleven months in Fiscal 2024. Mr. Blonder did not commence employment with the Company nor receive any compensation from the Company prior to Fiscal 2024.

(11)

In Fiscal 2024, a portion of Mr. Blonder’s salary was paid in U.S. dollars and the salary paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.39, for presentation purposes, which is an average rate determined in accordance with the company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” were paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.39, for presentation purposes.

(12)

Mr. Binder was hired by the Company in April 2023; as such, Mr. Binder received compensation as an officer of the Company for approximately eleven months in Fiscal 2024. Mr. Binder did not commence employment with the Company nor receive any compensation from the Company prior to Fiscal 2024.

39	2024 Management Information Circular

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table summarizes, for each of the NEOs, the number of Option-based and Share-based awards which were outstanding as at March 31, 2024, being the last day of Fiscal 2024.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of Share- Based Awards That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)(1)	Market or Payout Value of Share- Based Awards Not Paid Out or Distributed ($)
Dani Reiss(2)(3)	72,297	83.53	06/26/2028	—	243,616	3,978,249	—
	191,319	63.03	04/03/2029	—	—	—	—
	262,566	33.97	06/12/2030	—	—	—	—
	250,000	50.00	06/12/2030	—	—	—	—
	256,905	48.93	06/02/2031	—	—	—	—
	515,559	24.64	05/31/2032	—	—	—	—
	183,397	22.24	05/31/2033	—	—	—	—
Jonathan Sinclair(4)(5)	35,396	83.53	06/26/2028	—	34,353	560,984	—
	31,975	63.03	04/03/2029	—	—	—	—
	56,164	33.97	06/12/2030	—	—	—	—
	40,677	48.93	06/02/2031	—	—	—	—
	70,874	24.64	05/31/2032	—	—	—	—
	26,435	22.24	05/31/2033	—	—	—	—
Beth Clymer(6)(7)	519,884	16.21	02/12/2034	62,386	62,271	1,016,885	—
Matt Blonder(8)(9)	22,630	22.24	05/31/2033	—	22,920	374,284	—
Daniel Binder(10)(11)	18,104	22.24	05/31/2033	—	18,336	299,427	—

Notes:

(1)	Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024. Includes both vested and unvested Options.

(2)

Mr. Reiss was granted 105,263 Options on June 1, 2017, 72,297 Options on June 26, 2018, 191,319 Options on April 3, 2019, 600,088 Options on June 12, 2020, 256,905 Options on June 2, 2021, 515,559 Options on May 31, 2022 and 183,397 Options on May 29, 2023. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.

(3)

Mr. Reiss was granted 31,680 RSUs on June 12, 2020, 64,025 RSUs on June 2, 2021, 54,791 RSUs on May 31, 2022 and 61,915 RSUs on May 29, 2023. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. Mr. Reiss was also granted 123,831 PSUs on May 29, 2023, which PSUs are subject to cliff vesting on the third anniversary of the grant date, subject to the achievement of pre-established financial performance criteria.

(4)

Mr. Sinclair was granted 35,396 Options on June 26, 2018, 31,975 Options on April 3, 2019, 70,706 Options on June 12, 2020, 40,677 Options on June 2, 2021, 70,874 Options on May 31, 2022 and 26,435 Options on May 29, 2023. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.

(5)

Mr. Sinclair was granted 10,650 RSUs on July 5, 2018, 5,733 RSUs on June 12, 2020, 7,674 RSUs on June 2, 2021, 7,532 RSUs on May 31, 2022 and 8,924 RSUs on May 29, 2023. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. Mr. Sinclair was also granted 17,849 PSUs on May 29, 2023, which PSUs are subject to cliff vesting on the third anniversary of the grant date, subject to the achievement of pre-established financial performance criteria.

(6)

Ms. Clymer was granted 519,884 Options on February 12, 2024. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.

(7)

Ms. Clymer was granted 62,271 RSUs on February 12, 2024. Her RSUs are subject to time-based vesting of one-fifth on each of the first, second and third anniversaries of the grant date and two-fifths on December 15, 2027.

(8)	Mr. Blonder was granted 22,630 Options on May 29, 2023. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.

(9)

Mr. Blonder was granted 7,640 RSUs on May 29, 2023. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. Mr. Blonder was also granted 15,280 PSUs on May 29, 2023, which PSUs are subject to cliff vesting on the third anniversary of the grant date, subject to the achievement of pre-established financial performance criteria.

40	2024 Management Information Circular

(10)	Mr. Binder was granted 18,104 Options on May 29, 2023. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(11)

Mr. Binder was granted 6,112 RSUs on May 29, 2023. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. Mr. Binder was also granted 12,224 PSUs on May 29, 2023, which PSUs are subject to cliff vesting on the third anniversary of the grant date, subject to the achievement of pre-established financial performance criteria.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides, for each of the NEOs, a summary of the value of the Option-based and Share-based awards vested and non-equity incentive plan compensation earned during Fiscal 2024.

Name	Option-Based Awards – Value Vested During the Year(1) ($)		Share-Based Awards – Value Vested During the Year(4) ($)		Non-Equity Incentive Plan Compensation – Value Earned During the Year(5) ($)
Dani Reiss	—	(2)	1,093,284		—
Jonathan Sinclair	—	(2)	152,302		—
Beth Clymer	—	(3)	—	(3)	—
Matt Blonder	—	(3)	—	(3)	—
Daniel Binder	—	(3)	—	(3)	—

Notes:

(1)	Calculated as the difference between the market price of the Subordinate Voting Shares on the TSX on the date of vesting and the exercise price payable in order to exercise the vested stock Options.

(2)

Although certain of the Options held by the applicable NEO vested during Fiscal 2024, the exercise price of such Options was higher than the market price of the Subordinate Voting Shares on the TSX on the date of vesting, and as such no incremental value to the applicable NEO has been achieved.

(3)	None of the Options, RSUs or PSUs held by the applicable NEO vested during Fiscal 2024.

(4)

Calculated by multiplying the number of RSUs that vested during Fiscal 2024 by the market price of the Subordinate Voting Shares on the date of vesting, being $21.61 on May 31, 2023, $21.75 on June 2, 2023, and $22.20 on June 12, 2023. No PSUs vested during Fiscal 2024. No PSUs vested during Fiscal 2024.

(5)

Equal to those amounts shown in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” column in the Summary Compensation Table. No bonuses were paid to the NEOs in respect of Fiscal 2024.

Equity Incentive Plans

Omnibus Incentive Plan

The Omnibus Incentive Plan, as amended from time to time, allows for a variety of equity-based awards that provide different types of incentives to be granted to the directors, executive officers, employees and consultants, including options, share appreciation rights, unvested shares and restricted share units, collectively referred to as awards. The Board of Directors is responsible for administering the Omnibus Incentive Plan, and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the Omnibus Incentive Plan.

The Board of Directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants of the Company and/or its subsidiaries to whom awards shall be granted and determine, if applicable, the number of Subordinate Voting Shares to be covered by such awards and the terms and conditions of such awards. Subordinate Voting Shares underlying options terminated, surrendered or cancelled under the Legacy Option Plan are again available for issuance under the Omnibus Incentive Plan. If an outstanding award expires or is terminated, surrendered or cancelled for any reason without having been exercised or settled in full, or if Subordinate Voting Shares acquired pursuant to an award subject to forfeiture are forfeited, the Subordinate Voting Shares covered by such award, if any, will again be available for issuance under the Omnibus Incentive Plan. Subordinate Voting Shares will not be deemed to have been issued pursuant to the Omnibus Incentive Plan with respect to any portion of an award that is settled in cash.

41	2024 Management Information Circular

Pursuant to the Omnibus Incentive Plan, the aggregate number of Shares that may be issued pursuant to the exercise or settlement of awards under the Omnibus Incentive Plan must not exceed 9,373,129 Subordinate Voting Shares, plus any Subordinate Voting Shares underlying options governed by the Legacy Option Plan, which may become available again for issuance under the Omnibus Incentive Plan, as described above (the “Share Reserve”). Moreover, the number of Subordinate Voting Shares reserved for issuance pursuant to the settlement of outstanding RSUs and PSUs granted under the Omnibus Incentive Plan shall not exceed a number equal to 50% of the Share Reserve from time to time.

Except as specifically provided in an award agreement approved by the Board of Directors, awards granted under the Omnibus Incentive Plan are generally not transferable other than by will or the laws of descent and distribution.

The Company currently does not provide any financial assistance to participants under the Omnibus Incentive Plan.

Non-Employee Director Limits. The maximum aggregate grant date fair value, as determined in accordance with IFRS 2, of awards granted to any non-employee director for service as a director pursuant to the Omnibus Incentive Plan during any fiscal year, together with any other fees or compensation paid to such director outside of the Omnibus Incentive Plan for services as a director may not exceed $500,000 (or, in the fiscal year of any director’s initial service, $750,000).

Insider Participation Limit. The aggregate number of Subordinate Voting Shares issuable to insiders and their associates at any time under the Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement, shall not exceed 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares, and the aggregate number of Subordinate Voting Shares issued to insiders and their associates under the Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement within any one-year period shall not exceed 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

Options. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board of Directors at the time of grant, which shall not be less than the market price of the Subordinate Voting Shares on the date of the grant. For purposes of the Omnibus Incentive Plan, the market price of the Subordinate Voting Shares as at a given date shall be the volume weighted average trading price on the TSX for the five trading days before such date.

Subject to any vesting conditions, an option shall be exercisable during a period established by the Board of Directors which shall not be more than ten years from the grant date of the option. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.

Share Appreciation Rights. For share appreciation rights granted under the Omnibus Incentive Plan, the participant, upon exercise of the share appreciation right, will have the right to receive a number of Subordinate Voting Shares equal in value to the excess of: (a) the market price of a Subordinate Voting Share on the date of exercise, over (b) the grant price of the share appreciation right as determined by the Board of Directors, which grant price cannot be less than the market price of a Subordinate Voting Share on the date of grant. Subject to any vesting conditions imposed by the Board of Directors, a share appreciation right shall be exercisable during a period established by the Board of Directors which shall not be more than ten years from the date of the granting of the share appreciation right. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. As of the date of this Circular, no Share Appreciation Rights have been granted to any NEO or employee of the Company.

42	2024 Management Information Circular

Unvested Shares. The Board of Directors is authorized to grant awards of Subordinate Voting Shares subject to vesting conditions to eligible persons under the Omnibus Incentive Plan. The Subordinate Voting Shares awarded with vesting conditions will be subject to such restrictions and other conditions as the Board of Directors may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Board of Directors determines (and, thereupon, the Subordinate Voting Shares awarded would not be subject to any different restrictions or conditions from the other Subordinate Voting Shares of the Company). As of the date of this Circular, no Unvested Shares have been granted to any NEO or employee of the Company.

Restricted Share Units. All restricted share units, whether time-based or performance-based, granted under the Omnibus Incentive Plan evidence the right to receive Subordinate Voting Shares (issued from treasury or purchased on the open market), cash based on the value of a Subordinate Voting Share or a combination thereof at some future time to eligible persons under the Omnibus Incentive Plan, subject to the achievement of their underlying conditions. The delivery of the Subordinate Voting Shares or cash may be subject to the satisfaction of performance conditions (as detailed below, including in the case of the PSUs granted under the Omnibus Incentive Plan) or other vesting conditions.

Performance Criteria. The Omnibus Incentive Plan provides that grants of awards under the Omnibus Incentive Plan may be made based upon, and subject to achieving, “performance criteria” over a specified performance period. Performance criteria may include, without limitation, an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; net sales; sales by location or store type; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, and/or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating efficiencies; operating income; net income; share price; shareholder return; sales of particular products or services; customer acquisition or retention; buyer contribution; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

Dividend Equivalents. If, as the case may be, dividends are paid on the Subordinate Voting Shares, the Board of Directors may, in its sole discretion, grant additional share unit equivalents (a ”Dividend Equivalent”) to the accounts of each participant who holds RSUs on the record date for such dividends, and be subject to the same vesting or other conditions applicable to the related RSUs. In the event that the holder’s applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the holder and returned to the Company’s account.

Adjustments. In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Subordinate Voting Shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board of Directors shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

Trigger Events; Change of Control. The Omnibus Incentive Plan provides that upon termination for cause of a participant, any option or share appreciation right, whether vested or unvested, as well as unvested RSUs granted to such participant shall become void immediately. The Omnibus Incentive Plan further provides that upon termination of employment not for cause or the voluntary resignation of a participant, (i) the unvested options, share appreciation rights and RSUs granted to such participant shall

43	2024 Management Information Circular

automatically become void and terminate on the date of termination or resignation, as applicable, and (ii) the participant shall be entitled to exercise their vested options and share appreciation rights until the earlier of the expiry date of such award or thirty days following the date of termination of employment of such participant. In the event that a participant’s ceased to be eligible under the Omnibus Incentive Plan by reason of retirement or permanent disability, (i) the unvested options and share appreciation rights granted to such participant shall terminate and become void immediately, and (ii) any vested option or share appreciation right shall remain exercisable for a period of ninety days from the date of retirement or the date on which the participant ceases their employment or service relationship with the Company or any of its subsidiaries by reason of permanent disability, but not later than the expiry date of such award, and thereafter any such option or share appreciation right shall expire. In the event of the death of a participant, any vested option or share appreciation right may be exercised by the executor or administrator, as the case may be, of the estate of the participant for that number of Subordinate Voting Shares only which such participant was entitled to acquire under the respective options and share appreciation rights, for a period of one (1) year following the participant’s death or prior to the expiration of the original term of the options or share appreciation rights whichever occurs earlier. The Board of Directors has discretion to terminate a participant’s participation in the Omnibus Incentive Plan upon a participant electing a voluntary leave of absence from the Company of more than twelve months, provided that all vested options and share appreciation rights in the participant’s account shall remain outstanding and in effect until the applicable exercise date, or an earlier date determined by the Board of Directors at its discretion.

With respect to RSUs, except as otherwise determined by the Board of Directors from time to time, at its sole discretion, upon a participant electing a voluntary leave of absence of more than twelve months, or upon a participant ceasing to be an eligible participant as a result of (i) death, (ii) retirement, (iii) their employment or service relationship with the Company or a subsidiary being terminated by the Company or a subsidiary for reasons other than for cause, (iv) their employment or service relationship with the Company or a subsidiary being terminated by reason of injury or disability or (v) becoming eligible to receive long-term disability benefits, the participant’s participation in the Plan shall be terminated immediately, provided that all unvested RSUs in the participant’s account as of such date relating to a Restricted Period (as defined in the Omnibus Incentive Plan) shall remain outstanding and in effect until the applicable vesting determination date. On such date, (a) if the Board of Directors determines the vesting conditions were not met for such RSUs, then all unvested RSUs credited to such participant’s account shall be forfeited and cancelled, or (b) if the Board of Directors determined the vesting conditions were met for such RSUs, the participant shall be entitled to receive that number of Subordinate Voting Shares or Cash Equivalent (as defined in the Omnibus Incentive Plan) or a combination thereof equal to the number of RSUs outstanding in the participant’s account in respect of such Restricted Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the participant with the Company or a subsidiary during the applicable Restriction Period as of the date of the participant’s death, retirement, termination or becomes eligible to receive long-term disability benefits and the denominator of which shall be equal to the total number of months included in the applicable Restriction Period (which calculation shall be made on the applicable vesting determination date) and the Company shall distribute such number of Subordinate Voting Shares or Cash Equivalent or a combination thereof to the participant or the liquidator, executor or administrator, as the case may be, of the estate of the participant, as soon as practicable thereafter, but no later than the end of the Restriction Period.

In addition, a participant’s grant agreement or any other written agreement between a participant and the Company may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Furthermore, the Board of Directors may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, if required, extend the expiration date of any award, provided that the period during which an option or a share appreciation right is exercisable does not exceed ten years from the date such option or share appreciation right is granted or that the restriction period relating to a restricted share unit does not exceed three years. Similarly, in the event of a change of control, the Board of Directors will have the power, in its sole discretion, to modify the terms of

44	2024 Management Information Circular

the Omnibus Incentive Plan and/or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, the Board of Directors shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards.

Amendments and Termination. The Board of Directors may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the New York Stock Exchange (“NYSE”), the TSX or any other regulatory body having authority over the Company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Incentive Plan, provided however, subject to any applicable rules of the NYSE and the TSX, the Board of Directors may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Omnibus Incentive Plan or any outstanding award:

(1)	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

(2)	any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;

(3)	any amendment regarding the effect of termination of a participant’s employment or engagement;

(4)	any amendment which accelerates the date on which any option or share appreciation right may be exercised under the Omnibus Incentive Plan;

(5)	any amendment to the definition of an eligible person under the Omnibus Incentive Plan;

(6)	any amendment necessary to comply with applicable law or the requirements of the NYSE, the TSX or any other regulatory body;

(7)

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

(8)	any amendment regarding the administration of the Omnibus Incentive Plan;

(9)	any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and

(10)	any other amendment that does not require the approval of the holders of Subordinate Voting Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

For greater certainty, the Board of Directors shall be required to obtain shareholder approval to make the following amendments:

(1)	any increase in the maximum number of Subordinate Voting Shares that may be issuable pursuant to the Omnibus Incentive Plan;

45	2024 Management Information Circular

(2)

except for adjustments permitted by the Omnibus Incentive Plan, any reduction in the exercise price of an option or share appreciation right or any cancellation of an option or share appreciation right and replacement of such option or share appreciation right with an option or share appreciation right with a lower exercise price, to the extent such reduction or replacement benefits an insider;

(3)	any extension of the term of an award beyond its original expiry time to the extent such amendment benefits an insider;

(4)	any increase in the maximum number of Subordinate Voting Shares that may be issuable to insiders pursuant to the insider participation limit; and

(5)	any amendment to the amendment provisions of the Omnibus Incentive Plan.

Fiscal 2024 Award Amendments. During Fiscal 2024, the Company amended certain option-based awards (the “Option Amendments”) and RSU-based awards (the “RSU Amendments”, and collectively with the Option Amendments, the “Amendments”) granted to certain former employees of the Company under the Omnibus Incentive Plan, in connection with the severance arrangements negotiated with such former employees at the time of their departure. The Amendments were adopted pursuant to the approval of the Board of Directors, in accordance with the terms of the Omnibus Incentive Plan. Accordingly, security holder approval was not required or obtained in respect of the Amendments. Approval of the TSX was, however, obtained in respect of each of the Amendments.

The Option Amendments consisted of the waiver of the automatic expiration provision to allow certain unvested Options held by three former employees of the Company to be retained post-cessation of employment for a limited period of time. More particularly, (a) a quarter of the 28,954 Options granted on June 12, 2020, 18,686 Options granted on June 2, 2021, 35,327 Options granted on May 31, 2022 and 15,224 Options granted on May 29, 2023 to the Company’s former Chief Marketing Officer were allowed to continue to vest in accordance with the terms of such Options on June 12, 2024, June 2, 2024, May 31, 2024 and May 29, 2024, respectively, and to be exercised by the holder thereof within the earlier of thirty days after the applicable permitted vesting date and the expiry date of such options as set forth in the relevant grant agreement; (b) a quarter of the 1,055 Options granted on June 7, 2019, 1,894 Options granted on June 12, 2020, 1,572 Options granted on June 2, 2021, 11,045 Options granted on August 30, 2021 and 34,631 Options granted on May 31, 2022 to the Company’s former President, APAC were allowed to continue to vest in accordance with the terms of such Options on June 7, 2024, June 12, 2024, June 2, 2024, August 30, 2024 and May 31, 2024, respectively, and to be exercised by the holder thereof within the earlier of thirty days after the applicable permitted vesting date and the expiry date of such Options as set forth in the relevant grant agreement; and (c) a quarter of the 17,756 Options granted on April 3, 2019, 27,833 Options granted on June 12, 2020, 17,963 Options granted on June 2, 2021, and 33,292 Options granted on May 31, 2022 to the Company’s former President, EMEA were allowed to continue to vest in accordance with the terms of such Options on April 3, 2023, June 12, 2023, June 2, 2023 and May 31, 2023, respectively, and to be exercised by the holder thereof within the earlier of thirty days after the applicable permitted vesting date and the expiry date of such options as set forth in the relevant grant agreement.

The RSU Amendments consisted of (i) an amendment to the vesting date of (a) one-third of the 9,812 RSUs held by the Company’s former President, EMEA, as of March 31, 2023, being 3,270 RSUs, which were set to vest on the seventh business day following the release of financial results of the Company in respect of Fiscal 2023, in order to allow for such RSUs to vest on such date in accordance with the terms thereof, notwithstanding the employee’s termination of employment (without cause) and the termination of his participation in the Omnibus Incentive Plan, and (b) one-third of the 12,608 RSUs held by the Company’s former Chief Marketing Officer, as of December 31, 2023, being 4,202 RSUs, which were set to vest on the seventh business day following the release of financial results of the Company in respect of Fiscal 2024, in order to allow for such RSUs to vest on such date in accordance with the terms thereof, notwithstanding the employee’s termination of employment (without cause) and the termination of her participation in the

46	2024 Management Information Circular

Omnibus Incentive Plan; and (ii) an amendment to the remaining portion (two-thirds) of the RSUs held by such former employees as at their respective termination date, which would have otherwise remained outstanding and in effect following their respective termination date and until the applicable RSU Vesting Determination Date (as such term is defined in the Omnibus Incentive Plan), in order to provide for the cancellation of such RSUs as at the respective termination date of the former employees.

Legacy Option Plan

The Company has previously granted options to acquire Class B Common Shares and Class A Junior Preferred Shares to certain directors, officers and employees under the Legacy Option Plan. In connection with a series of transactions and amendments to the Company’s share capital in advance of the IPO (the “Recapitalization”), such options became options to acquire Class A Common Shares under the Legacy Option Plan. In connection with the IPO, the Legacy Option Plan was amended such that options to acquire Class A Common Shares constitute options to purchase an equal number of Subordinate Voting Shares at the same exercise price, once the applicable options are otherwise vested and exercisable. The following discussion is qualified in its entirety by the full text of the Legacy Option Plan. No additional options will be granted under the Legacy Option Plan.

The Legacy Option Plan allows for the grant of options to the directors, officers and full-time and part-time employees and those of the Company’s affiliates. The Board of Directors is responsible for administering the Legacy Option Plan and has the sole and complete authority, in its sole discretion, to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the plan, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option vests and becomes exercisable and the duration of the exercise period (provided however that the exercise period may not exceed ten years), (iv) whether restrictions or limitations are to be imposed on the Subordinate Voting Shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option.

Pursuant to the Legacy Option Plan, the aggregate number of shares that may be issued pursuant to the exercise of options cannot represent more than 5,899,660 Subordinate Voting Shares, which is equal to the number of Subordinate Voting Shares underlying outstanding options under the Legacy Option Plan as of the date of amendment. Following completion of the IPO, the Subordinate Voting Shares issuable upon exercise of such options represented, in the aggregate, approximately 6% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares then issued and outstanding. As of March 31, 2024, options to acquire a total of 181,962 Subordinate Voting Shares were outstanding under the Legacy Option Plan.

An option granted under the Legacy Option Plan is exercisable no later than ten years after the date of grant. In order to facilitate the payment of the exercise price of the options, the Legacy Option Plan allows for the participant to surrender options in order to “net exercise”, subject to the procedures set out in the Legacy Option Plan, including the consent of the Board of Directors.

Trigger Events; Change of Control. The Legacy Option Plan provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the vesting period, where applicable, of the option, subject to the terms of the participant’s agreement. The Board of Directors may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the optionee in the manner and on the terms authorized by the Board of Directors, provided that the Board of Directors cannot, in any case, authorize the exercise of an option beyond the expiration of the exercise period of the particular option. Otherwise, options granted may generally only be exercised during the lifetime of the optionee by such optionee personally. The Legacy Option Plan also provides that, in connection with a subdivision or consolidation of the Shares or any other capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), the Board of Directors may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of an amalgamation,

47	2024 Management Information Circular

combination, plan of arrangement, merger or other reorganization, including by sale or lease of assets or otherwise, or of the payment of an extraordinary dividend, the Board of Directors may also make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of certain change of control transactions, the Board of Directors may (i) provide for substitute or replacement options of similar value from, or the assumption of outstanding options by, the acquiring or surviving entity or one or more of its affiliates; (ii) provide that all options shall terminate, provided that any outstanding vested options shall remain exercisable until consummation of such change of control transaction or (iii) accelerate the vesting of any or all outstanding options.

Amendments and Termination. The Board of Directors may, without notice, at any time from time to time, amend, suspend or terminate the Legacy Option Plan or any provisions hereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the optionee (or the representatives of their estate) materially alter or impair any rights or obligations arising from any option previously granted to such optionee under the Legacy Option Plan that remains outstanding.

The Legacy Option Plan also includes general amendment provisions similar to the provisions described under “Omnibus Incentive Plan – Amendments and Termination”.

Amendments to Legacy Option Plan Awards. In connection with the IPO, the Legacy Option Plan was amended and restated to, among other things, include terms and conditions required by the TSX for a stock option plan and to mirror the terms of the Omnibus Incentive Plan summarized above under “Equity Incentive Plans—Omnibus Incentive Plan” to the extent applicable to a “legacy” stock option plan under similar circumstances.

Employee Share Purchase Plan

In connection with the IPO, the Company adopted an employee share purchase plan (the ”ESPP”), pursuant to which eligible employees will be able to acquire Subordinate Voting Shares in a convenient and systematic manner through payroll deductions. The following discussion is qualified in its entirety by the full text of the ESPP.

Unless otherwise determined by the Board of Directors, participation in the ESPP is open to employees of Canada Goose in Canada and the United States who are customarily employed for at least twenty-five hours per week and are not participating in another equity-based incentive program of the Company. The Company currently allows participation in the ESPP only by employees who are not employed in a director-level capacity or more senior capacity. Participation in the ESPP is voluntary. Eligible employees can contribute up to 10% of their gross base earnings for purchases under the ESPP and the Company matches one-third of the contributions made by such employees.

At the Company’s option, Subordinate Voting Shares purchased under the ESPP will be issued from treasury at the market price of the Subordinate Voting Shares on such date or acquired through open market purchases, in each case in accordance with all applicable laws and the terms and conditions of the ESPP. For the purposes of the ESPP, the market price of the Subordinate Voting Shares as at a given date shall be the closing price on TSX or the NYSE, depending on the currency in which the employee’s compensation is paid, on the trading day preceding such date. The number of Subordinate Voting Shares reserved for issuance under the ESPP is equal to 500,000 Subordinate Voting Shares (representing less than 1% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as of the closing of the IPO). Under the ESPP, Subordinate Voting Shares acquired by eligible employees are required to be held for a period of one year while such eligible employees are employed by the Company.

The ESPP is administered by the Board of Directors, which may delegate its authority thereunder as contemplated by the ESPP. The Board of Directors has the authority, in the case of special dividends or distributions, specified reorganizations and other transactions, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Subordinate Voting Shares which have been authorized for issuance under the ESPP. The Board of Directors has the right to

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amend, suspend or terminate the ESPP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). Subject to certain exceptions, the Board of Directors is entitled to make amendments to the ESPP without shareholder approval. The ESPP is not intended to be tax-qualified under Section 423 of the U.S. Internal Revenue Code of 1986, as amended.

Securities Underlying Equity Compensation Plans

The following table provides a summary, as at March 31, 2024, of the outstanding securities awarded under each of the Company’s plans:

Equity Compensation Plan(1)	Number of Securities to be Issued upon Exercise of Outstanding Options or Settlement of RSUs and PSUs	Weighted- Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans Relative to Number of Issued and Outstanding Securities of the Company as at March 31, 2024
Legacy Option Plan	181,962	$6.44	—	0.0%
Omnibus Incentive Plan	Options: 4,280,927 RSUs: 480,518 PSUs: 342,925	$34.62	4,268,759	4.9%
ESPP	—	—	500,000	0.5%
Total	5,286,332	—	4,768,759	5.4%

Note:

(1)

Each of the Legacy Option Plan (as amended), Omnibus Incentive Plan and ESPP were initially approved by shareholders of the Company on March 13, 2017. As of the IPO, no further awards will be made under the Legacy Option Plan.

As of March 31, 2024, 4,280,927 Options (a number equal to 4.4%of the number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding as at March 31, 2024), 480,518 RSUs (a number equal to 0.5% of the number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding as at March 31, 2024) and 342,925 PSUs (a number equal to 0.4% of the number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding as at March 31, 2024) had been granted and were outstanding under the Omnibus Incentive Plan. The Company currently expects that outstanding RSUs will be paid at settlement through the issuance of one Subordinate Voting Share per RSU, and that outstanding PSUs, if vested in accordance with their performance conditions, will be paid at settlement through the issuance of Subordinate Voting Shares, the actual payout being subject to adjustment based on the achievement of the performance criteria and ranging between 85% and 200% of a Subordinate Voting Share per PSU. As of March 31, 2024, 181,962Options (a number equal to 0.2% of the Subordinate Voting Shares and Multiple Voting Shares issued and outstanding as at March 31, 2024) had been granted and were outstanding under the Legacy Option Plan. As such, as at March 31, 2024, there remained 4,268,759 Subordinate Voting Shares reserved for issuance under the Omnibus Incentive Plan (a number equal to 4.9% of the Subordinate Voting Shares and Multiple Voting Shares issued and outstanding as at such date).

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Burn rates

The following table provides the number of securities granted under each of the Company’s security-based compensation arrangements, being the Legacy Option Plan, the Omnibus Incentive Plan and the ESPP, for the three most recently completed fiscal years expressed as a percentage of the weighted average number of outstanding Shares for the applicable fiscal year.

Fiscal Year	Number of Options Granted under Legacy Option Plan	Number of Options Granted under Omnibus Incentive Plan	Number of Share Units Granted under Omnibus Incentive Plan	Number of Shares Issued under ESPP	Weighted Average Number of Shares	Legacy Option Plan Burn Rate(1)	Omnibus Incentive Plan Burn Rate(1)	ESPP Burn Rate(1)
2024	—	1,278,211	838,163	—	100,816,758	—	2.1%	—
2023	—	1,580,506	209,187	—	105,058,643		1.7%	—
2022	—	739,420	152,320	—	108,296,802	—	0.8%	—

Note:

(1)

The burn rate is calculated by dividing the number of securities underlying awards granted during the applicable fiscal year by the weighted average number of Shares outstanding for the applicable fiscal year. The weighted average number of Shares outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of Shares bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Shares are outstanding as a proportion of the total number of days in the period. The Company currently expects that outstanding RSUs will be paid at settlement through the issuance of one Subordinate Voting Share per RSU, and that outstanding PSUs, if vested in accordance with their performance conditions, will be paid at settlement through the issuance of Subordinate Voting Shares, the actual payout being subject to adjustment based on the achievement of the performance criteria and ranging between 85% and 200% of a Subordinate Voting Share per PSU.

Termination and Change of Control Benefits

Employment Agreements

The Company has entered into employment agreements with each of the NEOs. These agreements provide for the NEOs’ base salary, bonus entitlements, vacation and benefits and other matters related to the NEOs’ employment.

The employment agreements also provide for certain entitlements in the event of the termination of the NEOs’ employment.

Mr. Dani Reiss, Chair of the Board of Directors and CEO

Termination Entitlements

The employment agreement of Mr. Reiss provides that in the event of the termination of his employment by the Company without cause or if he resigns for good reason, the Company shall provide him with (i) a severance amount representing two times his base salary plus two times the average of the annual bonus earned by Mr. Reiss in the two completed fiscal years preceding the date of the termination of his employment; (ii) a pro rata bonus amount for the year in which the termination occurs, based on the actual bonus amount paid in the prior year; and (iii) the continuation of Mr. Reiss’ participation in the benefits plans for a period of two years following the date of termination of employment (the “Severance Benefits”). Pursuant to Mr. Reiss’ employment agreement, “good reason” constitutes a material diminution in the nature or scope of Mr. Reiss’ duties, authority and/or responsibilities; a reduction in base salary, bonus opportunity (i.e. the target bonus) or long term incentive opportunity by the Company; a material breach or non-observance by the Company of any provision of the employment agreement which is not remedied; any requirement by the Company that Mr. Reiss’ principal office be relocated, or that the Company’s headquarters be relocated, to a location which is outside of Toronto; or if the Company and/or its affiliates move or have definitive plans to move any of their production outside of Canada. The Severance Benefits are conditional on Mr. Reiss executing a release in favour of the Company.

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Restrictive Covenants

The Severance Benefits are conditional on Mr. Reiss’ continued compliance with his obligations under his employment agreement which apply after the termination of his employment including a protection of confidential information covenant, an assignment of rights to intellectual property covenant, a non-competition covenant applicable for a period of twelve months following termination of employment and non-solicitation of customers and employees covenants applicable for a period of twenty-four months following termination of employment.

Other NEOs

Mr. Jonathan Sinclair, former Executive Vice President and CFO

The employment agreement of Mr. Sinclair provides that in the event of his termination of employment without cause, the Company will provide him with a severance amount representing twelve months’ notice, or pay in lieu of notice and benefit continuation for twelve months following such termination of employment.

Ms. Beth Clymer, President, Finance, Strategy, Administration and Operations

Pursuant to her employment agreement, if Ms. Clymer’s employment were terminated by the Company without cause, she would be entitled to (i) twelve months’ notice, or pay in lieu of notice, (ii) subject to applicable law, including the approval of the TSX, continued vesting of all outstanding unvested time-based equity awards held as at the date of termination scheduled to vest during such twelve-month period, (iii) a pro rata bonus amount for the year in which the termination occurs and (iv) benefit continuation for twelve months following such termination of employment.

Mr. Matt Blonder, Executive Vice President and Chief Digital Officer

Pursuant to his employment agreement, if Mr. Blonder’s employment were terminated by the Company without cause, he would be entitled to six months’ notice, or pay in lieu of notice and benefit continuation for six months following such termination of employment.

Mr. Daniel Binder, Chief Transformation Officer and Executive Vice President, Sales Operations & Planning

Pursuant to his employment agreement, if Mr. Binder’s employment were terminated by the Company without cause, he would be entitled to six months’ notice, or pay in lieu of notice and benefit continuation for six months following such termination of employment.

Restrictive Covenants

The employment agreements of Messrs. Sinclair, Blonder and Binder and Ms. Clymer include certain restrictive covenants which continue to apply after the termination of their employment including a protection of confidential information covenant, a protection of intellectual property as well as non-competition covenants applicable for a period of six months following termination of employment and non-solicitation of customers applicable for a period of twelve months following termination of employment.

Option Agreements

Pursuant to the terms of the option agreements of the NEOs under the Omnibus Incentive Plan, if the participant is determined by the Board of Directors in its sole and absolute discretion to have breached a non-competition or a non-solicitation agreement entered into with the Company or any of its subsidiaries, all outstanding Options shall terminate and be forfeited immediately.

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RSU and PSU Agreements

Pursuant to the terms of the RSU and PSU agreements of the NEOs under the Omnibus Incentive Plan, if the participant is determined by the Board of Directors in its sole and absolute discretion, to have breached a non-competition or a non-solicitation agreement entered into with the Company or any of its subsidiaries, all outstanding RSUs and PSUs shall terminate and be forfeited immediately.

Change of Control Agreements

The Company has not entered into any agreements or arrangements with its NEOs that would provide for specific entitlements in the event of a change of control of the Company.

Estimated Incremental Amounts Payable

The following table sets forth the estimates of the incremental amounts payable to each of the NEOs upon termination of employment without cause or a change of control assuming that such events took place on March 31, 2024, the last day of Fiscal 2024.

The table does not include the value of benefits that could be continued for a certain number of months following the occurrence of the respective event since they are generally available to all salaried employees.

Name	Termination without Cause ($)		Change of Control (1) ($)
Dani Reiss	2,754,000	(2)	—
Jonathan Sinclair	803,709	(3)	—
Beth Clymer	1,049,558	(4)	—
Matt Blonder	335,000	(5)	—
Daniel Binder	347,500	(6)	—

Notes:

(1)

A termination without cause of the applicable Named Executive Officer (including resignation for good reason (as defined in his employment agreement) in the case of Mr. Reiss) in connection with or following a change of control would give rise to the amounts reported under “Termination without Cause” in this table to become payable.

(2)

Including resignation for good reason (as defined in his employment agreement) for Mr. Reiss. Assumes an annual base salary of $1,377,000, and an average annual bonus of zero dollar for the two most recently completed fiscal years, as no annual bonus was paid to Mr. Reiss in respect of Fiscal 2023 and Fiscal 2024. Excludes the value of the continuation of benefits.

(3)	Assumes an annual base salary of $803,709 (for purposes of this table, converted from pounds sterling at an exchange rate of GBP1.00 to $1.70). Excludes the value of the continuation of benefits.

(4)

Assumes an annual base salary of $695,000 (for purposes of this table, converted from U.S. dollars at an exchange rate of US$1.00 to $1.39). Pursuant to her employment agreement, Ms. Clymer would be entitled to the continued vesting of all outstanding unvested time-based equity awards held as at the date of termination scheduled to vest during the following twelve-month period. Based on the closing price of the Subordinate Voting Shares on the TSX ($16.33) on March 28, 2024, being the last trading day before the end of Fiscal 2024, the 129,971 Options having an exercise price of $16.21 per Share (representing a quarter of the 519,884 Options granted to Ms. Clymer on February 12, 2024) and the 20,757 RSUs (representing a third of the 62,271 RSUs granted to Ms. Clymer on February 12, 2024), that would respectively vest on February 12, 2025, would provide Ms. Clymer with an incremental value of $354,558. Excludes the value of the continuation of benefits or proration of an applicable bonus.

(5)

Assumes an annual base salary of $670,000 and assumes that Mr. Blonder would be provided with prior notice or pay in lieu of notice equal to six months. Excludes the value of the continuation of benefits.

(6)

Assumes an annual base salary of $695,000 (for purposes of this table, converted from U.S. dollars at an exchange rate of US$1.00 to $1.39), and assumes that Mr. Binder would be provided with prior notice or pay in lieu of notice equal to six months. Excludes the value of the continuation of benefits.

The actual amounts to be paid out under any of the above scenarios can only be determined at the time of the NEO’s actual separation from the Company.

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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Overall Approach

As a corporation incorporated under the BCBCA and listed on both the TSX and the NYSE, the Company is subject to various Canadian and U.S. legislation, rules, regulations, standards and recommendations related to governance practices. The Company, through the nominating and governance committee of the Board of Directors (the “Nominating and Governance Committee”), reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of various organizations and shareholders.

The Board of Directors and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”), the corporate governances rules of the NYSE and TSX, and the applicable Canadian and U.S. corporate and securities laws, including the provisions of the BCBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act.

Foreign Private Issuer

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the Company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules the Company, as a foreign private issuer, has elected to comply with practices that are permitted under Canadian law. The Company’s articles provide that a quorum of shareholders shall be the holders who, in the aggregate hold at least 25% of the issued shares plus at least a majority of Multiple Voting Shares entitled to be voted at the Meeting, irrespective of the number of persons actually present at the Meeting. The Company may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following the Company’s home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

The Canadian Securities Administrators have issued the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to NI 58-101. The Company recognizes that good corporate governance plays an important role in the Company’s overall success and in enhancing shareholder value and, accordingly, the Company has adopted certain corporate governance policies and practices which reflect the Company’s consideration of the recommended Corporate Governance Guidelines.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Composition and Director Independence

Under our articles, the Board of Directors consists of a number of directors as determined from time to time by the directors. The Board of Directors is currently comprised of, and if all proposed nominees for election to the Board of Directors at the Meeting are elected, the Board of Directors will be comprised of, ten directors, six of whom are independent. As such, the Board of Directors is currently (and will be, as applicable) comprised of a majority of independent directors. Under the listing rules of the NYSE (the “NYSE Listing Rules”), an independent director means a person who, in the opinion of the Board of Directors, has

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no material relationship with the Company. Under NI 58-101, an independent director is a director who is free from any direct or indirect material relationship with the Company which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Based on information provided by each director concerning their background, employment and affiliations, the Board of Directors has determined that Mses. Butts and Wong and Messrs. Armstrong, Davison, Gunn and Saage are “independent” as that term is defined under the NYSE Listing Rules, NI 58-101 and Rule 10A-3 under the Exchange Act. In making this determination, the Board of Directors considered the current and prior relationships that each such non-employee director has with the Company and all other facts and circumstances the Board of Directors deemed relevant in determining their independence. Mr. Reiss is considered not independent by reason of the fact that he is the Chair of the Board of Directors and CEO of the Company. Mr. Cotton and Ms. Davis are considered not independent by reason of their relationships with BCI. Ms. Chiquet is considered not independent by reason of her consulting relationship with the Company. Nine of the ten proposed nominees for election to the Board of Directors are not members of the Company’s management.

Moreover, the Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management of the Company. For instance, the independent directors of the Company consider, at each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate, and hold an in camera meeting where appropriate. In addition, any independent director may, at any time, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in camera session without management and non-independent directors. Four such meetings were held during Fiscal 2024.

Although the Chair of the Board of Directors and CEO of the Company, Mr. Reiss, is not independent as discussed above, the Board of Directors believes that the structures and processes in place create an effective Board of Directors leadership structure, whereby the independent directors may freely exchange, which promotes candid discourse and responsible corporate governance. The Board of Directors also believes that Mr. Reiss is best positioned to chair regular meetings of the Board of Directors because of his unique background and history within the Company and his extensive knowledge and understanding of the Company. Since Fiscal 2024, Mr. Davison, an independent director, holds the position of Lead Director, which further promotes openness and independent discourse at the Board of Directors level.

Pursuant to its charter, the Nominating and Governance Committee is responsible for selecting candidates for election as independent directors, including replacements for designees of the Bain Capital Entities and Mr. Reiss, as applicable, as and when they lose the right to designate a member of the Board of Directors under the Investor Rights Agreement. See “Disclosure of Corporate Governance Practices – Investor Rights Agreement”. The Board of Directors developed and approved written position descriptions for the Chief Executive Officer, the Chief Financial Officer, the Chair of the Board of Directors and each Chair of the board committees. See “Board of Directors Committees—Nominating and Governance Committee” and “Business of the Meeting —Election of Directors”.

The Board of Directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Governance Committee develops appropriate qualifications and criteria for the Board of Directors as a whole and for individual directors. It is further the responsibility of the Nominating and Governance Committee to develop a succession plan for the Board of Directors, including maintaining a list of qualified candidates for director positions. The Company is not in the practice of providing any severance benefits to directors upon termination of service.

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The Nominating and Governance Committee is continuing to evaluate candidates to further diversify and strengthen the Board of Directors. Under the BCBCA, the Board of Directors may be expanded following the Meeting by up to one-third of the number of directors elected at the Meeting by way of resolutions from the Board of Directors.

Directorship of Other Reporting Issuers

Members of the Board of Directors are also members of the boards of other public companies. See “Business of the Meeting —Election of Directors—Nominees for Election to the Board of Directors”. The Board of Directors did not adopt a director interlock policy but is keeping informed of other public directorships held by its members. As at June 17, 2024, to the knowledge of the Company, none of the Company’s directors served together on any other public company’s board of directors.

Mandate of the Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company, including providing guidance and strategic oversight to management. The Board of Directors holds regularly scheduled meetings as well as ad hoc meetings from time to time. The Board of Directors has adopted a formal mandate for the Board of Directors. The responsibilities of the Board of Directors include:

•	adopting a strategic planning process, approving the principal business objectives for the Company and approving major business decisions and strategic initiatives;

•

appointing the Chief Executive Officer of the Company and developing the corporate goals and objectives that the Chief Executive Officer should meet, and reviewing the performance of the Chief Executive Officer against such goals and objectives; and

•	monitoring the implementation of procedures, policies and initiatives relating to corporate governance, risk management, corporate social responsibility, health and safety, ethics and integrity.

Under its mandate, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to Board of Directors’ committees and to engage outside advisers, at the Company’s expense, where, in its view, additional expertise or advice is required. The text of the Board of Directors’ mandate is attached to this Circular as “Schedule A”.

Position Descriptions

The Chair of the Board of Directors and Committee Chairs

The responsibilities of the Chair of the Board of Directors are set out in a written position description, which provides that the Chair is expected to provide leadership to the Board of Directors, and to set the tone for the Board of Directors to foster effective, ethical and responsible decision-making by them. Among other things, the Chair presides at meetings of the Board of Directors and generally oversees direction and administration of the Board of Directors, ensuring that the Board of Directors works as a cohesive team, builds a strong corporate governance culture and carries out its duties. The Chair acts as liaison between the Board of Directors and management and provides advice and counsel to committee Chairs and fellow directors. The Chair works with the senior management team to monitor progress on strategic planning and implementation. The Chair also works with committees of the Board of Directors to ensure appropriate and effective committee structure and composition.

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The Lead Director

The responsibilities of the Lead Director are set out in a written position description, which provides that the role and responsibilities of the Lead Director are to ensure that the Board of Directors acts and functions independently from management in fulfilling its fiduciary duties, and to assist the Chair of the Board of Directors in fostering effective, ethical and responsible decision-making by the Board of Directors. Among other things, the Lead Director presides meetings of the non-executive directors of the Company and generally assists the Chair of the Board of Directors in overseeing the direction and administration of the Board of Directors. The Lead Director is also responsible for reporting the concerns of the independent directors to the Chair and, if deemed necessary by the Lead Director, to the Board of Directors as a whole. In collaboration with the Chair, the Lead Director also works with the senior management team to monitor progress on strategic planning and implementation and will carry out any special assignments or functions as requested by the Board of Directors.

The Chief Executive Officer and Chief Financial Officer

The responsibilities of the Chief Executive Officer are set out in a written position description, which provides that the role and responsibilities of the Chief Executive Officer are to develop the Company’s vision and strategy and to establish the strategic and operational priorities of the Company and provide leadership support to the Company’s officers for the effective overall management of the business.

The responsibilities of the Chief Financial Officer are set out in a written position description, which provides that the Chief Financial Officer has full oversight of the Company’s finance function, including accounting and controls, planning and analysis and tax and treasury. In addition, the Chief Financial Officer is a critical leader in the creation, execution and support of the Company’s global growth strategy. To this end, the Chief Financial Officer acts as a business partner to the Chief Executive Officer and the Company’s officers, providing broad oversight and trusted advice at a strategic level, and therefore leads other critical initiatives and functions alongside financial priorities.

The Board of Directors has also developed and approved written position descriptions for the committee Chairs. See “Board of Directors Committees — Audit Committee,” “Board of Directors Committees — Nominating and Governance Committee” and “Board of Directors Committees — Compensation Committee”.

Board of Directors Committees

The Board of Directors ensures that the composition of its committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements. Each of the committees of the Board of Directors operates under its own written charter adopted by the Board of Directors.

Audit Committee

The Audit Committee must be composed of a minimum of three directors, all of whom meet the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC, the BCBCA, NI 58-101 and under Rule 10A-3 of the Exchange Act. The Audit Committee is currently composed of Messrs. Davison, Gunn and Saage, with Mr. Davison serving as Chair of the Audit Committee. The Board of Directors has determined that each of Messrs. Davison, Gunn and Saage meets the independence requirements under the rules of the NYSE and the SEC, the BCBCA, NI 58-101 and under Rule 10A-3 of the Exchange Act.

The Board of Directors has determined that each of the members of the Audit Committee is “financially literate” within the meaning of the NYSE rules and NI 58-101, and that the Audit Committee Chair, Mr. Davison, has been identified as an “audit committee financial expert” as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE. Please see “Election of Directors—Nominees for Election to the Board of Directors” for a description of the education and experience of each of Messrs. Davison, Gunn and Saage that is relevant to the performance of their responsibilities as an Audit Committee member.

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The Board of Directors has adopted a written charter describing the mandate of the Audit Committee. The charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial controls framework has been implemented and tested by the Company’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors and reporting to the Board of Directors on any outstanding issue. The text of the charter of the Audit Committee is attached to this Circular as “Schedule B”.

The responsibilities of the Chair of the Audit Committee are set forth in a written position description, which provides that the Chair of the Audit Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The Chair of the Audit Committee also acts as liaison between the committee and the Board of Directors.

Nominating and Governance Committee

The Nominating and Governance Committee is composed of Messrs. Gunn and Reiss and Mmes. Butts and Wong, with Ms. Butts serving as Chair of the committee. All members of the Nominating and Governance Committee have a working familiarity with corporate governance and nomination matters.

The Board of Directors has adopted a written charter describing the mandate of the Nominating and Governance Committee. The charter of the Nominating and Governance Committee reflects the purpose of the Nominating and Governance Committee, which includes recommending to the Board of Directors the persons to be nominated for election as directors and to each of the committees of the Board of Directors; developing a succession plan for the Board of Directors; assessing the independence of directors within the meaning of securities laws and stock exchange rules as applicable; considering resignations by directors submitted pursuant to the majority voting policy, and making recommendations to the Board of Directors as to whether or not to accept such resignations; reviewing and making recommendations to the Board of Directors in respect of the corporate governance principles and practices and associated disclosure; providing for new director orientation; performing an evaluation of the performance of the Nominating and Governance Committee; and overseeing the evaluation of the Board of Directors and its committees.

The charter of the Nominating and Governance Committee also provides that the committee is charged with selecting candidates for election as directors. To encourage an objective nomination process, in identifying new candidates for the Company’s Board of Directors, the Nominating and Governance Committee considers what competencies and skills the Board of Directors, as a whole, should possess, assess what competencies and skills each existing director possesses, considering the Board of Directors as a group, with each individual making their own contribution, the personality and other qualities of each director and the overall diversity of the Board of Directors, particularly with respect to the representation of women on the Board of Directors, as these may ultimately determine the boardroom dynamic. Individuals selected as nominees shall have the highest personal and professional integrity, shall have demonstrated exceptional ability and judgment, shall be able to devote sufficient time and resources to their duties and shall, in the opinion of the Nominating and Governance Committee, be most effective, in conjunction with the other directors, in collectively serving the long-term interests of the Company.

The responsibilities of the Chair of the Nominating and Governance Committee are set forth in a written position description, which provides that the Chair of the Nominating and Governance Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The Chair of the Nominating and Governance Committee also acts as liaison between the committee and the Board of Directors.

The following matrix provides a summary of the competencies, skills, experience and expertise that each director nominee possesses as well as other information that may be relevant for purposes of identifying new directors.

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	Board and Committees(1) (3)					Knowledge and Industries						Other				Personal
Nominees	Board	Audit Committee	Nominating and Governance Committee	Compensation Committee	Environmental & Social Committee	Risk Management	Finance	Accounting	Strategy	Marketing	Human Resources	Supply Chain / Procurement	Retail	Financial Services / Banking / Markets	Corporate Citizenship	Independence(2)	Geography	Age	Gender (M/ F)
Michael D. Armstrong	X			X	C				X	X	X				X	I	USA	52	M
Jodi Butts	X		C		X	X			X			X			X	I	Canada	51	F
Maureen Chiquet	X			X			X		X	X	X	X	X		X	NI	USA	61	F
Ryan Cotton	X			C		X	X		X		X		X	X		NI	USA	45	M
Jennifer Davis	X				X	X	X		X				X	X		NI	USA	47	F
John Davison	LD	C				X	X	X	X					X		I	Canada	66	M
Stephen Gunn	X	X	X				X		X	X	X		X	X		I	Canada	69	M
Gary Saage	X	X				X	X	X	X				X	X		I	USA	63	M
Belinda Wong	X		X				X		X	X	X	X	X		X	I	China	53	F
Dani Reiss	C		X			X			X	X	X	X	X		X	NI	Canada	50	M

Notes:

(1)	Nominees marked with “C” are chairs.

(2)	“NI” means the nominee is not independent and “I” means the nominee is independent.

(3)	“LD” means the Lead Director of the Board of Directors.

In fulfilling its duties regarding the selection of new candidates to the Board of Directors, the Nominating and Governance Committee may from time to time retain the services of an outside advisory firm in order to provide additional expertise and encourage an objective nominating process.

Compensation Committee

The Compensation Committee must be composed of at least two directors. The Compensation Committee is composed of Messrs. Armstrong and Cotton and Ms. Chiquet, with Mr. Cotton serving as chair of the committee.

The Board of Directors has adopted a written charter describing the mandate of the Compensation Committee. The charter of the Compensation Committee reflects the purpose of the Nominating and Governance Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities and to make recommendations to the Board of Directors with respect to the compensation of the directors and executive officers. The principal responsibilities and duties of the Compensation Committee include: selecting and appointing the Chief Executive Officer, providing oversight to the appointment and termination of other executive officers; ensuring that succession planning programs are in place for the Chief Executive Officer and other executive officers; evaluating the Chief Executive Officer’s and other executive officers’ performance in light of the goals and objectives established by the Board of Directors and, based on such evaluation, with appropriate input from other independent members of the Board of Directors; determining the Chief Executive Officer’s and other executive officers’ compensation; and satisfying itself as to the integrity of the executive officers and the contribution of the executive officers in creating a culture of integrity throughout the organization.

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The responsibilities of the Compensation Committee also include providing advice to the Board of Directors regarding the overall compensation strategy for the Company’s employees, administering the Company’s equity-based plans and management incentive compensation plans and making recommendations to the Board of Directors about amendments to such plans and the adoption of any new employee incentive compensation plans and engaging independent counsel and other advisers, as necessary, and determining funding of various services provided by accountants or advisers retained by the Compensation Committee.

The responsibilities of the Chair of the Compensation Committee are set forth in a written position description, which provides that the Chair of the Compensation Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The Chair of the Compensation Committee also acts as liaison between the committee and the Board of Directors.

Environmental & Social Committee

The Environmental & Social Committee is composed of Mr. Armstrong and Mmes. Butts and Davis, with Mr. Armstrong serving as the Chair of the committee. The Board of Directors has adopted a written charter describing the mandate of the Environmental & Social Committee. The charter of the Environmental & Social Committee reflects the purpose and primary responsibilities of the Environmental & Social Committee, which are to provide oversight of the Company’s ongoing commitment to environmental and social policies, plans and programs to ensure a comprehensive environmental, social and governance program. The Environmental & Social Committee assists the Board of Directors in fulfilling its oversight responsibilities, which include the monitoring the implementation of procedures and initiatives relating to the Company’s corporate social and environmental responsibilities. The Environmental & Social Committee also makes recommendations to the Board of Directors in respect of these matters.

Succession Planning

The Board of Directors reviews and discusses executive succession plans annually with the Chief Executive Officer and the Chief Human Resources Officer. Through ongoing discussions with the members of the executive team, succession candidates are identified and gap areas highlighted for development. The result is an evolving list of succession candidates for all executive roles across the organization, with a particular focus on the Chief Executive Officer. Candidates are considered based on various factors, including (where relevant) executive experience, market and industry expertise, geographic location, familiarity with the Company, the Company’s commitment to having a diverse and inclusive management team, as well as past successes in achieving particular corporate goals. The directors also meet with members of the management team through their participation in meetings and presentations to the Board of Directors and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allows directors to identify and get better acquainted with members of the management team who are potential future leaders of the Company and to obtain a broader perspective on issues relevant to the Company. This methodology has been employed historically within the organization resulting in a number of instances where successors seamlessly moved into executive roles.

In addition, with the support of the Chief Human Resources Officer and the Board of Directors, the Chief Executive Officer conducts an annual talent review using tools to identify and develop high potential talent at the senior level in the organization.

The executive succession plan is integrated with the Company’s overall succession planning process, the primary objective of which is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s growth but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies and, if there are gaps in readiness, to identify roles for which an external talent search may be required. The Company’s succession plan for key roles within the organization focuses on the development of talent in these key roles, and the management of talent by providing adequate development plans, coaching and training.

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Attendance at Board and Committee Meetings

The Company expects its directors to commit sufficient time and effort to its business and to attend all meetings of the Company’s shareholders, meetings of the Board of Directors, and meetings of the committees of the Board of Directors on which they serve. Directors are also expected to attend all regularly scheduled Board of Directors and committee meetings on which they serve, held during the year, except where the Nominating and Governance Committee determines that there are extenuating circumstances beyond a director’s control that prevent the director from meeting this attendance requirement. The Nominating and Governance Committee will report any such exception and the reasons therefor to the Board of Directors. Board of Directors and committee meeting schedules are provided to directors in advance and are updated on an ongoing basis to optimize director attendance.

During Fiscal 2024, the Board of Directors met a total of seven times, the Audit Committee met a total of four times, the Nominating and Governance Committee and the Environmental & Social Committee each met a total of four times, and the Compensation Committee met a total of three times. Refer to the Section “Business of the Meeting – Election of Directors – Nominees for Election to the Board of Directors” for the record of attendance by each director at meetings of the Board of Directors and its committees during Fiscal 2024. The directors demonstrated a strong commitment to their roles and responsibilities through a near to full attendance rate at Board of Directors and committee meetings during Fiscal 2024.

Risk Management

In its governance role, and particularly in exercising its duty of care and diligence, our Board of Directors is responsible for overseeing and assessing risk management policies and procedures designed to protect the Company’s assets and business. While our Board of Directors has the ultimate oversight responsibility for the risk management process, our Board of Directors has delegated to the Audit Committee the initial responsibility of overseeing the Company’s risk assessment and risk management. In fulfilling its delegated responsibility, the Audit Committee has directed management to ensure that an approach to risk management is implemented as a part of the day-to-day operations of Canada Goose, and to design internal control systems with a view to identifying and managing material risks.

On a periodic basis, the Audit Committee reviews and discusses with the appropriate members of our finance team and our internal auditors the Company’s significant financial risk exposures and the steps that management has taken to monitor, control, and report those risks. In addition, the Audit Committee regularly evaluates the Company’s policies, procedures, and practices with respect to enterprise risk assessment and risk management (including those risks related to information security, cyber security, and data protection), including discussions with management about material risk exposures and the steps being taken to monitor, control, and report those risks. The Audit Committee reports its activities to the full Board of Directors on a regular basis and in that regard makes such recommendations to our Board of Directors with respect to risk assessment and management as it may deem necessary or appropriate.

On a periodic basis, the Compensation Committee reviews the various design elements of our compensation policies and practices to determine whether any of their aspects encourage excessive or inappropriate risk-taking by our executive officers. The Compensation Committee reports its activities in this regard to the full Board of Directors and makes such recommendations to our Board of Directors with respect to our compensation policies and practices as it may deem necessary or appropriate.

A review of the main risks facing our business, overall industry trends and developments, and strategic opportunities are also discussed at the Board of Directors’ annual strategic planning meeting with management. You can find more information about risk management in our 2024 MD&A (which also forms part of our Annual Report) and our Environmental, Social and Governance Report for Fiscal 2023, both of which are available on our investor relations website at investor.canadagoose.com. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Circular and such information is not incorporated by reference herein.

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Assessments

The Nominating and Governance Committee is responsible for establishing and conducting a process for the assessment of the Board of Directors, each committee and individual director regarding their effectiveness and contribution, and also reports evaluation results to the Board of Directors on a regular basis and at least annually. The assessment process includes a self-assessment questionnaire approved by the Nominating and Governance Committee. The results are assembled and a report is provided the Nominating and Governance Committee. The Chair of the Nominating and Governance Committee then presents findings and recommendations of the Nominating and Governance Committee to the Board of Directors, as needed.

During the last quarter of Fiscal 2024, the Board of Directors performed an evaluation of its effectiveness as well as that of its committees in fulfilling their mandates, further to a process implemented by the Nominating and Governance Committee, in accordance with the respective charters of the Board of Directors and the Nominating and Governance Committee.

Orientation and Continuing Education

Canada Goose expects each new director be fully knowledgeable about the Company and its business in order to be effective in their role. The Company follows an orientation program for new directors under which a new director will meet separately with the Chair of the Board of Directors and Chief Executive Officer, the Lead Director, the Chairs of the committees, individual directors and members of the senior executive team. A new director will be presented with comprehensive orientation and education as to the Company’s business, operations and corporate governance (including the role and responsibilities of the Board of Directors, each committee, and directors individually).

The Chair of the Board of Directors, in conjunction with the Nominating and Governance Committee, is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of the Company’s business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

In order to assist directors in the continuous advancement of their knowledge of the Company’s business, senior management and, when appropriate, external advisors and consultants, make regular presentations to the Board on the main areas of the Company’s business, finances, operations and overall industry. These presentations include highlighting significant regulatory developments, market conditions and trends that may impact the Company’s business and influence its strategy, as well as the key risks and opportunities the Company faces. Written materials and briefings are provided as appropriate to complement such presentations. Directors are invited to provide input into the topics they wish to be covered in the education program, and management schedules presentations to cover such areas, which include presentations by external advisors and consultants when appropriate.

In addition, directors receive a comprehensive package of information prior to each Board of Directors and committee meeting and are given access, through a secure electronic platform, to a comprehensive resource center containing key Company documents, policies and procedures. Directors are also encouraged to attend external conferences and educational programs at the Company’s expense to enhance their knowledge of the industries in which the Company carries on business as well as governance and director responsibilities.

Directors’ and Officers’ Liability Insurance

Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insurance coverage, directors and officers of the Company and its subsidiaries will be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts.

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See below under “— Limitation of Liability and Indemnification” for additional information on the indemnification of our directors and officers by the Company.

Code of Business Conduct and Ethics

The Company has a written code of business conduct and ethics (the “Code of Business Conduct and Ethics”) that applies to all directors, officers, employees, consultants and contractors of the Company, including those employed by subsidiaries. The objective of the Code of Business Conduct and Ethics is to provide guidelines for maintaining the Company’s commitment to conduct its business and affairs with honesty and integrity and in accordance with high ethical and legal standards. The Code of Business Conduct and Ethics sets out guidance with respect to conflicts of interest and corporate opportunities, protection and proper use of corporate assets, confidentiality and integrity of corporate information, fair dealing, compliance with laws, rules and regulations, commitment to traceability and transparency and reporting of any illegal or unethical behaviour.

The Company has adopted a conflict of interest policy (the “Conflict of Interest Policy”) providing guidelines regarding the avoidance of conflicts of interest, and providing a means for any directors, officers or employees of the Company to communicate potential conflicts to the Company who will consider the facts and circumstances of the situation to decide whether corrective or mitigating action is appropriate. As part of the Conflict of Interest Policy, any person subject to the Code of Business Conduct and Ethics is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential or the appearance of conflicts of interest.

The Board of Directors has also adopted a code of ethics for the Chief Executive Officer and senior financial officers (the “Code of Ethics”) that sets out the fundamental values and standards of behaviour that are expected from the Chief Executive Officer and the senior financial officers of the Company with respect to all aspects of the Company’s business. The objectives of the Code of Ethics is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in period reports required to be filed by the Company and other public communications made by the Company; compliance with all applicable rules and regulations that apply to the Company; prompt internal reporting to an appropriate person(s) of violations of the Code of Ethics; and accountability for the adherence to the Code of Ethics.

A director who has a material interest in a matter before the Board of Directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board of Directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

Management of the Company, in conjunction with the Audit Committee, has established policies and procedures by which all complaints or concerns can be reported by directors, officers, employees, consultants and contractors of the Company and its subsidiaries and third parties regarding instances of misconduct including illegal or unethical behaviour, fraudulent activities, and violation of Company policies, particularly with respect to accounting, internal accounting controls or auditing matters, without fear of victimization, subsequent discrimination or disadvantage and are properly investigated, documented and brought to an appropriate resolution in a timely manner. The Company has adopted a Whistleblower Policy which makes it clear that Company personnel and third parties can report wrong-doings or suspected wrong-doings confidentially and anonymously (if so desired) without fear of victimization, subsequent discrimination or disadvantage. The Whistleblower Policy is also intended as a clear statement that if any wrongdoing by the Company or Company personnel is identified and reported to the Company, it will be

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dealt with expeditiously, investigated thoroughly and, if necessary, remediated in a timely manner. Examples of this include instances of misconduct including illegal or unethical behaviour, fraudulent activities, and violation of Company policies, particularly with respect to accounting, internal accounting controls or auditing matters. The Company will further examine and implement the means of ensuring that such wrong-doings can be prevented in future.

The Audit Committee is responsible for assisting the Board of Directors in reviewing and evaluating the Code of Business Conduct and Ethics and the Code of Ethics (the “Codes”) periodically, reviewing the system that the Company’s management will establish to enforce the Codes and reviewing management’s monitoring of the Company’s compliance with the Codes.

The full texts of the Codes and Policies are available on the Company’s investor relations website at investor.canadagoose.com, and the full text of the Code of Business Conduct and Ethics is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

Diversity

As a Canadian-based, global company, we believe in the power of diversity and inclusion in every aspect of our business, and we are committed to creating an environment where diversity in all its forms – including skills, experience, perspective, gender, ethnicity, and thought – can thrive. Our desire is that our workforce and our Board of Directors represent the diverse communities in which we live and reflect the global economy in which we work. In furtherance of this, we are committed to providing a work environment in which everyone feels accepted and valued, by being treated fairly and with respect across our organization. We seek to listen, learn and understand from our employees, through whom we continuously strive to improve our culture of inclusivity.

Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the Board of Directors’ performance and, accordingly, diversity is taken into consideration. The Company similarly believes that having a diverse and inclusive organization overall is beneficial to the Company’s success, and the Company is committed to diversity and inclusion at all levels of its organization to ensure that the Company attracts, retains and promotes the brightest and most talented individuals. The Company has recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience.

Specifically, on gender diversity, as at the date hereof, four of the ten (40%) directors, or two of the six (33%) independent directors, identify as women. On the management team of the Company (excluding Baffin Inc., a wholly-owned subsidiary of the Company, and including the Chief Executive Officer), five out of twelve (42%) of our Company’s Executive Management team identify as women. At the senior leadership level at the Company (excluding Baffin), five out of six (83%) Senior Vice Presidents and eleven out of twenty-two (50%) Vice Presidents identify as women.

The Company does not currently have a formal policy for the representation of women on the Board of Directors or senior management team. The Nominating and Governance Committee and senior management team takes gender and other diversity representation into consideration as part of their overall recruitment and selection process. At this time, the Company has not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment.

The Company expects that the composition of the Board of Directors will, in the future, continue to be shaped by the selection criteria developed by the Board of Directors and Nominating and Governance Committee, ensuring that diversity considerations, including abilities, experience, perspective, education, gender, background, race and national origin, are taken into account, particularly with respect to the representation of women in senior management and on the Board of Directors. The Company believes that this selection criteria allows the Board of Directors to perform effectively and act in the best interests of the Company and its stakeholders, while successfully addressing diversity considerations. The Board of

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Directors and the Nominating and Governance Committee will continue to monitor the level of women representation on the Board of Directors and in senior management positions, broaden recruiting efforts to attract and interview qualified female candidates, and commit to retention and training to ensure that the Company’s most talented employees are promoted from within the Company’s organization, all as part of the Company’s overall recruitment and selection process to fill board or senior management positions as the need arises and subject to the rights of the Company’s principal shareholders under agreements with the Company.

ESG Oversight and Governance

Social and governance risks are managed through the Company’s key policies and commitments, including, but not limited to the Code of Business Conduct and Ethics, Code of Ethics, Whistleblower Policy, the Company’s Commitment to Human Rights and other various commitments of the Board of Directors and its committees, including around diversity and inclusion. In May 2024, the Company published its report pursuant to the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada)) (the “Modern Slavery Act Report”), outlining the Company’s efforts to address forced labour and child labour within our supply chains. A copy of the Modern Slavery Act Report is available on the Company’s website at https://investor.canadagoose.com.

The Environmental & Social Committee, in conjunction with the Nominating and Governance Committee, oversees the Company’s policies and practices with respect to ethics, integrity and ESG matters as well as the Company’s public reporting thereon The Company is committed to driving sustainability initiatives through collaboration with its employees, customers, suppliers and local communities. The Company’s Sustainability Report, which is published annually, outlines the Company’s sustainability strategy, the progress the Company has made as a socially responsible organization, and the key activities and milestones the Company is working to achieve for each of its focus areas: materials, manufacturing and operations, people and communities and responsible business. In Fiscal 2024, the Company published its most recent Sustainability Report for Fiscal 2023, which is available on the Company’s website at https://investor.canadagoose.com.

The Company strives to minimize the impact of its operations on the environment by working to make its infrastructure sustainable and by reducing its greenhouse gas emissions. The Company has achieved carbon neutrality for Company operations (Scope 1 and Scope 2 emissions) in every year since fiscal year 2019, by investing in projects that reduce, avoid, or sequester the equivalent of 200% of each year’s greenhouse gas emissions. In addition, in Fiscal 2023, the Company launched energy retrofit projects in its manufacturing plants, with energy savings expected in future years. The Company has also promoted Arctic preservation through its support of Polar Bears International’s research and conservation work since 2007.

Each of the Modern Slavery Act Report and the Sustainability Reports, as well as any additional information available on our website, do not form part of (and are not incorporated by reference in) this Circular.

Shareholder Engagement

The Board of Directors recognizes the importance of engaging in constructive and meaningful communications with shareholders and values their input and insights.

The Board of Directors encourages shareholders to participate in the Company’s annual shareholder meetings as these meetings provide a valuable opportunity to discuss our activities and general business, financial situation, corporate governance, and other important matters. From time to time, the Lead Director, the Chair of the Board of Directors and/or the Chair of Nominating and Governance Committee may meet with institutional shareholders to discuss governance-related topics.

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To facilitate communication and engagement with the Company’s shareholders, shareholders may also contact and provide feedback directly to the Board of Directors or the independent directors via the Company’s Investor Relations Department at IR@canadagoose.com. In addition, Canada Goose’s website provides extensive information about the Board of Directors, the committees of the Board of Directors and their charters, the Company’s main corporate policies, and governance framework.

Investor Rights Agreement

The Bain Capital Entities and DTR have certain rights to designate members of the Board of Directors pursuant to the Investor Rights Agreement, which provides that the Principal Shareholders party thereto at the relevant time to elect members of the Board of Directors in accordance with the provisions thereof.

The Bain Capital Entities are now entitled to designate 30% of directors (rounding up to the next whole number) for so long as they hold at least 20% of the number of Subordinate Voting Shares and Multiple Voting Shares outstanding, provided that this percentage will be reduced (i) to the greater of one director or 10% of directors (rounding up to the next whole number) once the Bain Capital Entities hold less than 20% of the Subordinate Voting Shares and Multiple Voting Shares outstanding, and (ii) to none once the Bain Capital Entities hold less than 5% of the Subordinate Voting Shares and Multiple Voting Shares outstanding. For so long as the Bain Capital Entities have a right to designate one or more directors under the Investor Rights Agreement, the Bain Capital Entities are entitled to designate one director for appointment to each committee of the Board of Directors, subject to applicable law and the rules of the NYSE and TSX.

DTR is now entitled to designate one director for as long as it holds 5% or more of the Subordinate Voting Shares and Multiple Voting Shares outstanding.

In accordance with the terms of the Investor Rights Agreement, the Nomination and Governance Committee is charged under its charter with selecting candidates for election as directors other than the nominees designated by the Principal Shareholder pursuant to the Investor Rights Agreement, including replacements for designees of the Bain Capital Entities and Dani Reiss, as and when they lose the right to designate a member of the Board of Directors under the Investor Rights Agreement.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board of Directors has adopted a majority voting policy to the effect that a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender their resignation to the Chair of the Board of Directors promptly following the meeting of shareholders at which such director was elected. The Nominating and Governance Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will promptly accept the resignation unless it determines, in consultation with the Nominating and Governance Committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. The Board of Directors will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to the majority voting policy will not participate in any meeting of the Board of Directors or the Nominating and Governance Committee at which the resignation is considered. The majority voting policy applies for uncontested director elections, being elections where (a) the number of nominees for election as director is the same as the number of directors to be elected, as determined by the Board of Directors, and (b) no proxy materials are circulated in support of one or more nominees who are not part of the director nominees supported by the Board of Directors. See “General Information – Voting Shares Outstanding and Principal Shareholders”.

65	2024 Management Information Circular

Advance Notice Requirements for Director Nominations

The Company’s articles contain certain advance notice provisions with respect to the election of directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Company notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than thirty days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of the votes attaching to outstanding Shares.

Forum Selection

The Company’s articles include a forum selection provision that provides that, unless the Company consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, or other employees to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or the Company’s articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Company, the Company’s affiliates and their respective shareholders, directors and/or officers, but excluding claims related to the business of the Company or of such affiliates. The forum selection provision also provides that the Company’s security holders are deemed to have consented to the personal jurisdiction of the courts in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.

Limitation of Liability and Indemnification

Pursuant to the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of

66	2024 Management Information Circular

such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, the Company’s articles require the Company to indemnify its directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit the Company to indemnify any person to the extent permitted by the BCBCA.

67	2024 Management Information Circular

ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or proposed director nominees, executive officers, employees, former directors, former executive officers or former employees of the Company or any of its subsidiaries, and none of their associates, is or has, at any time since the filing of the Company’s registration statement with the SEC in connection with the IPO, been indebted to the Company or any of its subsidiaries. Additionally, the Company or any of its subsidiaries has not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation.

Interest of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Company, or any person who has been a director or officer of the Company at any time since the beginning of the Company’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than as set forth herein.

Interest of Informed Persons in Material Transactions

No informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than as set forth herein or in the Annual Report.

Available Information

Additional information about the Company, including the Annual Report, the 2024 Financial Statements and the 2024 MD&A are accessible on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov or on the Company’s investor relations website at investor.canadagoose.com. Shareholders may, upon request made to Mr. David Forrest, General Counsel of the Company, at 100 Queens Quay East, Toronto, 22nd floor, Ontario M5E 0A5, receive a hard copy of the 2024 Financial Statements and 2024 MD&A. Shareholders may also obtain a hard copy of the Circular by following the instructions on the notice of availability of proxy materials sent to their attention.

Normal Course Issuer Bid

On November 17, 2023, the Company announced a normal course issuer bid (“NCIB”) to purchase for cancellation a maximum of 4,980,505 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at November 10, 2023. The Company is authorized to make purchases under the NCIB during the twelve-month period from November 22, 2023 to November 21, 2024 in accordance with the requirements of the TSX and the NYSE and applicable securities laws.

Shareholders may obtain a copy of the Company’s Notice of Intention relating to its NCIB, without charge, by contacting Canada Goose’s investor relations department at IR@canadagoose.com.

68	2024 Management Information Circular

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company received no shareholder proposal for inclusion in this Circular. The Company will include proposals from shareholders that comply with applicable laws in next year’s management information circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on March 30, 2025. Shareholder proposals must be received prior to the close of business on May 1, 2025, and be sent to: Canada Goose Holdings Inc., c/o Stikeman Elliott LLP, 666 Burrard Street, Suite 1700, Park Place, Vancouver, British Columbia, V6C 2X8, Canada.

Approval by Directors

The contents and the sending to the shareholders of this Circular have been approved by the Board of Directors of the Company.

Dated at Toronto, this 17th day of June, 2024.

Dani Reiss, C.M.

Chair of the Board of Directors and Chief Executive Officer

69	2024 Management Information Circular

SCHEDULE A

CANADA GOOSE HOLDINGS INC.

MANDATE OF THE BOARD OF DIRECTORS

See attached.

CANADA GOOSE HOLDINGS INC.

MANDATE OF THE BOARD OF DIRECTORS

GC01-02-24

CANADA GOOSE HOLDINGS INC.

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The Board of Directors (the “Board”) of Canada Goose Holdings Inc., a corporation existing under the laws of British Columbia (the “Company”) is responsible for the stewardship of the Company. Its members (the “Directors”) are elected by shareholders of the Company. The purpose of this Mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.	RESPONSIBILITIES AND POWERS OF THE BOARD

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interest of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, both as Directors and as members of the Board Committees. Directors are ultimately accountable and responsible for providing experienced and effective leadership in supervising the management of the business and affairs of the Company, including providing guidance and strategic oversight to management. The responsibilities of the Board include:

Leadership in Corporate Strategy

•

Adopting a strategic planning process, reviewing, on at least an annual basis, the principal business objectives for the Company, which consider, among other things, the strategic opportunities and risks of the business, and monitoring management’s success in implementing the strategy and achieving its goals.

Management of Risk

•

Identifying the principal risks applicable to the Company, ensuring that procedures are in place for the management of those strategic risks with a view to the long-term viability of the Company and its assets and conducting an annual review of such risks.

Corporate Governance

•	Overseeing the Company’s corporate governance policies and practices and their disclosure in public disclosure documents.

•

Monitoring the size and composition of the Board, determining the appropriate qualifications and criteria for the selection of Board members and overseeing the nomination process for new Directors, in each case subject to the terms of any agreement between shareholders of the Company and the Company.

•	Developing a succession plan for the Directors, including maintaining a list of qualified candidates for Director positions.

•	Developing position descriptions for the Chair of the Board, the Lead Director and the Chair of each Board Committee.

•	Developing a process for the regular assessment of the effectiveness and contribution of the Board, the Committees of the Board and the individual Directors.

•

Ensuring that all new Directors receive a comprehensive orientation with respect to the role of the Board and its Committees and nature and operation of the Company’s business as well as the contribution individual Directors are expected to make (including, in particular, the commitment of time and resources that the Company expects from its Directors).

•

Providing continuing education opportunities for all Directors, so that individuals may maintain or enhance their skills and abilities as Directors, as well as ensuring their knowledge and understanding of the Company’s business remains current.

Ethical Standards and Compliance with Rules and Regulations

•	Adopting a Code of Business Conduct and Ethics applicable to Directors, officers and employees of the Company and setting the appropriate “tone at the top”.

•

Satisfying itself of the integrity of the Chair and CEO and the other executive officers and ensuring that the CEO and other executive officers create a culture of integrity throughout the organization.

•

Monitoring compliance with the Code of Business Conduct and Ethics (any waivers from the Code of Business Conduct and Ethics that are granted for the benefit of the Company’s Directors or executive officers should be granted by the Board or a Board Committee only).

•

Adopting and monitoring compliance with key corporate policies and procedures designed to ensure that the Company, its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

•	Monitoring the implementation of procedures and initiatives relating to corporate social and environmental responsibilities, and health and safety rules and regulations in the organization.

•

Ensuring that there are adequate whistleblower procedures for the Board to be apprised on a timely basis and in sufficient detail of all concerns raised by Directors, officers, employees, consultants and contractors of the Company and external parties regarding instances of misconduct including illegal or unethical behavior, fraudulent activities, and violation of company policies, particularly with respect to accounting, internal accounting controls or auditing matters and that such concerns are properly received, reviewed, investigated, documented and brought to an appropriate resolution. The whistleblower procedures shall make it clear that reports of wrong-doings or suspected wrong-doings can be made confidentially and anonymously (if so desired) without fear of victimization, subsequent discrimination or disadvantage.

Monitoring of Financial Performance

•

Approving the Company’s Financial Statements, Management’s Discussion and Analysis, Earnings Press Releases (including financial outlook, future-oriented financial information and other forward-looking information) and other disclosure material filed with the securities commissions.

•	Reviewing and approving annual operating plans, budgets and significant capital allocations and expenditures and periodically receive an analysis of actual results versus approved budgets.

•

Serving as an advisor to management and reviewing and approving major business decisions including material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, and acquisitions and dispositions of material capital assets.

Integrity of Internal Control and Management Information Systems

•	Monitoring internal controls and management information systems, and reviewing related procedures and reporting.

Shareholder Communications and Disclosure

•	Overseeing compliance with disclosure requirements applicable to the Company, including disclosure of material information in accordance with applicable securities laws and stock exchange rules.

•

Adopting a disclosure policy for the Company and overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders and reporting annually to shareholders on its stewardship for the preceding year.

The Board may delegate, subject to applicable laws, responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and shall supervise such senior officers appropriately.

The Board shall develop formal Authority Guidelines delineating authority retained by the Board and authority delegated to the CEO and the other members of senior management. The Authority Guidelines shall also clearly state matters which should be presented to the Board and its Committees. These matters shall include significant changes to management structure and appointments; strategic and policy considerations; major marketing initiatives; significant agreements, contracts and negotiations; significant finance related; and other general matters.

The Board may delegate, subject to applicable laws, certain matters it is responsible for to Board Committees, presently consisting of the Audit Committee, the Nominating and Governance Committee, the Environmental & Social Committee and the Compensation Committee and such other committees as the Board may determine from time to time. The Board shall appoint from among its members the members of each Board Committee, in consultation with the Nominating and Governance Committee.

All standing Committees will operate pursuant to a written Charter, which sets forth the responsibilities of the Committee and powers that the Committee has. The Charters of all Committees will be subject to periodic review and assessment by each Committee and each Committee shall recommend any proposed charter changes to the Board.

3.	COMPOSITION AND QUALIFICATION

The Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chairman and/or Lead Director, appointing Board Committees and determining Directors’ compensation. While it is appropriate to confer with management on the selection of candidates to be nominated as members of the Board, the ultimate selection shall be determined by the existing independent members of the Board.

The Board and each of its Committees shall be comprised of that number of Directors as shall be determined from time to time by the Board (subject to the terms of any agreement between shareholders of the Company and the Company). The Board and each of its Committees shall include at least the minimum number of “independent” Directors mandated by applicable corporate and securities laws and stock exchange rules, unless otherwise permitted by applicable phase-in rules and exemptions. In determining independence, the Board will consider the definition of independence set forth in applicable laws and regulations, as well as other factors that will contribute to effective oversight and decision-making by the Board.

The Board shall establish formal processes for determining the independence of its members as well as dealing with any conflict of interest situations. Directors shall recuse themselves from a matter where there may be a perception of conflict or a perception that they may not bring objective judgment to the consideration of the matter.

Except for Directors who are also officers of the Corporation, no Director shall receive from the Corporation any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a Committee. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors. Directors who are also officers of the Corporation shall not be entitled to receive any Directors’ fees or other compensation in respect of their duties as Directors.

The Board shall adopt a majority voting policy to the effect that a nominee for election as a Director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall be expected to offer to tender their resignation to the Chairman of the Board promptly following the meeting of shareholders. The Nominating and Governance Committee shall consider such offer and make a recommendation to the Board whether to accept it or not. The Board shall promptly accept the resignation unless it determines, in consultation with the Nominating and Governance Committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. The Board shall make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A Director who tenders a resignation pursuant to the majority voting policy shall not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

In connection with the nomination or appointment of individuals as Directors, the Board is responsible for:

a)	Considering what competencies and skills the Board should possess

b)	Assessing what competencies and skills each existing Director possesses

c)

Considering the diversity of candidates (abilities, experience, perspective, education,    gender, background, race and national origin) particularly with respect to the representation of women and other underrepresented groups on the Board of Directors

d)	Considering the appropriate size of the Board, with a view to facilitating effective decision making

4.	EXPECTATIONS FROM BOARD MEMBERS

In addition to acting honestly and in good faith with a view to the best interest of the Company, and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, the Directors are expected to:

•	Commit the requisite time for all of the Board’s business

•	Make all reasonable efforts to attend all Board and Committee meetings by physical means (or virtual means by prior agreement of the Chair)

•

Be sufficiently familiar with the business of Canada Goose, including its financial statements and capital structure, and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each of its Committees

•	Know how to read financial statements, and understand the use of financial ratios and other indices for evaluating financial performance

•	Review the materials provided by management in advance of the Board and Committee meetings

•

Advise the Chair of the Nominating and Governance Committee before accepting any new membership on other boards of directors or any other significant commitment involving an affiliation with other related businesses or governmental units. The Company values the experiences Board members bring from other boards on which they serve, but recognizes that those boards may also present demands on a member’s time and availability, and may also present conflicts of interest or other legal issues.

Directors are invited to contact the CEO at any time to discuss any aspect of the Company’s business. While respecting organizational relationships and lines of communication, members of the Board shall have complete access to other members of management. Directors shall be afforded frequent opportunities to meet with the CEO, CFO and other members of management in Board and Committee meetings and in other formal or informal settings.

5.	MEETINGS

A Chair of the Board and the Lead Director shall be appointed by the Board by majority vote.

The Board shall hold regularly scheduled meetings and such special meetings as circumstances dictate. Meetings of the Board will be held at such times and places as the Chair may determine. Committee meetings may be held in person or telephonically.

A.	Holding and Recording Meetings

The Chair, if present, will act as the chair of meetings. If the Chair is not present at a meeting, the Lead Director will act as Chair unless the Lead Director is not present in which case the Directors will appoint another Director to act as Chair of the meeting. The person acting as the Corporate Secretary of the Company (the “Secretary”) will be the Secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. If the Secretary is not in attendance at any meeting, the Board will appoint another person who may, but need not, be a Director to act as the Secretary of that meeting.

At each regular Board meeting, each Committee that held a meeting subsequent to the last Board meeting and prior to the current Board meeting shall present a brief summary of its Committee meeting to the Board, including the principal subjects discussed and the conclusions and actions of the Committee. In general, the Chairman of the appropriate Committee will present such report.

Subject to any agreement between the shareholders of the Company:

a)	A majority of Directors will constitute a quorum for a meeting of the Board

b)	Each Director will have one vote and decisions of the Board will be made by an affirmative vote of the majority of three directors in attendance

c)	The Chair will not have a deciding or casting vote in the case of an equality of votes

d)	The powers of the Board may also be exercised by written resolutions signed by all Directors

The Board may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Board.

The independent Directors will consider, on the occasion of each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate and that they will hold an in camera meeting without the non-independent directors and members of management where appropriate. When the Chair is not an independent Director, the Lead Director or an independent Director shall chair the executive sessions and forward as appropriate to the Chair and to the CEO questions, comments or suggestions made at in camera meetings.

B.	Agenda and Notice

In advance of every meeting of the Board, the Chair, in consultation with the Lead Director and with the assistance of the Secretary, will prepare and distribute to the Directors and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Board may require officers and employees of the Company to produce such information and reports as the Board may deem appropriate in order for it to fulfill its duties.

C.	Confidentiality

Subject to the terms of any agreement between shareholders of the Company and the Company, Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and its Committees and information received at any meeting, except as may be required by law or as may be determined, from time to time, by the Board, or if the information is publicly disclosed by the Company.

6.	LIMITATIONS ON BOARD’S DUTIES

Each of the Board and its Committees shall discharge its responsibilities, and Directors shall assess the information provided by management and any external advisors, including the external auditor, in accordance with their business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non-audit services provided by the external auditor.

In contributing to the Board’s discharge of its duties under this Mandate (including, without limitation, through involvement with any standing or special Committee of the Board), each Director shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Mandate is intended or may be construed as imposing on any Director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject under applicable law. This Mandate is not intended to change or interpret the articles of the Company or any federal, provincial or state law, regulation or rule or stock exchange rule to which the Company is subject, and this Mandate should be interpreted in a manner consistent with all such applicable laws, regulations and rules.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Company or its Directors or Officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

7.	ACCESS TO INFORMATION AND AUTHORITY

The Board shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Board may request that any officer or other employee of the Company or any advisor to the Company meet with the Board and its advisors, as it deems necessary to carry out its responsibilities.

The Board has the authority to retain, at the Company’s expense, independent legal, financial, compensation consulting and other advisors, consultants and experts, to assist the Board in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms, provided such engagement is first approved by the Chair.

8.	REVIEW OF MANDATE

The Board will annually review and assess the adequacy of this Mandate. The Board may, from time to time, amend this Mandate.

SCHEDULE B

CANADA GOOSE HOLDINGS INC.

CHARTER OF THE AUDIT COMMITTEE

See attached.

B-1

CANADA GOOSE HOLDINGS INC.

AUDIT COMMITTEE CHARTER

1.	Purpose

The Audit Committee (the “Committee”) shall be established by resolution of the Board of Directors (the “Board”) of Canada Goose Holdings Inc., a corporation existing under the laws of British Columbia (the “Company”).

The Committee is responsible for:

a)

Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

•	Monitoring the integrity of the Company’s financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others

•	Reviewing the Company’s compliance with certain legal and regulatory requirements

•	Evaluating the independent auditors’ qualifications and independence

•

Monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services

b)	Providing an open avenue of communication among the independent auditors, financial and senior management and the Board.

c)	Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company’s financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company’s independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

The Committee also oversees the activities of the Internal Audit function, including hiring and performance management in respect of the most senior internal audit executive, who maintains a direct reporting relationship with the Chair of the Audit Committee.

The Committee and each of its members shall be entitled to rely on:

a)	The integrity of those persons and organizations within and outside of the Company from which it receives information

b)	The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board)

c)	Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2.	Composition and Qualifications

The Committee shall be appointed by the Board and shall be comprised of at least three Directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chairman of the Committee. If a Chairman is not so appointed, the members of the Committee may elect a Chairman by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the ‘independence’ requirements of Section 10A-3 of the Securities Exchange Act of 1934, as amended, the New York Stock Exchange (“NYSE”) and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the NYSE, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under National Instrument 52-110 Audit Committees of the Canadian Securities Administrators.

All members of the Committee must be able to read and understand financial statements, including a balance sheet, income statement and cash flow statement. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall, be an “audit committee financial expert” as defined by the Securities and Exchange Commission (the “SEC”) or otherwise have accounting or related financial management expertise as interpreted by the Board in its business judgment.

A Committee member invited to sit on another public company’s audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Company or a member or chair of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

3.	Meetings

The Committee shall meet as frequently as the Chairman of the Committee deems appropriate subject to the provisions of this Charter, which must be at least quarterly. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A.	Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the independent external auditors, the Chairman of the Board, the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) or the President, Finance, Strategy & Administration may call a meeting of the Committee by notifying the Company’s Corporate secretary, who will notify the members of the Committee.

B.	Agenda and Notice

The Chairman of the Committee shall establish the meeting dates and the meeting agenda. The Chairman of the Committee or the Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant, objective and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C.	Holding and Recording Meetings

Committee meetings may be held in person or, by prior agreement of the Chair, telephonically or by video conference. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D.	Quorum

A majority of the members of the Committee shall constitute a quorum.

E.	Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the Chief Financial Officer or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4.	Compensation

The compensation of Committee members shall be determined by the Board and/or a subcommittee of the Board.

5.	Responsibilities of the Committee

A.	System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company’s books and records with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company’s assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

System of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors. Such system shall also incorporate the principles contained within the Code of Ethics for the Chief Executive Officer and Senior Financial Officers and the Company’s Code of Business Conduct and Ethics, as adopted by the Board.

B.	Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors’ audit and audit report thereon, and the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

•	Review the scope of the audit, the audit plan and the audit procedures utilized.

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Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management’s response to such problems or difficulties.

•	Resolve any differences in financial reporting between management and the independent auditors.

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Review with management, internal auditors, and the independent auditors, the adequacy of the Company’s internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls.

•	Review reports required to be submitted by the independent auditors concerning:

•	All critical accounting policies and practices used in the preparation of the Company’s financial statements.

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All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors.

•	Sustainability disclosure of a quantifiable and financial nature.

•	Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

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Review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors’ independence.

•	Review and discuss:

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Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

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Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

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Inquire about and review with management and the independent auditors any significant strategic or operational risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure.

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Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” and “adjusted” or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C.	Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors’ review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D.	Other Financial Information

Review and discuss with management, where appropriate, financial and qualified information contained in any prospectuses, annual information forms and Form 20-F, annual reports to shareholders, management proxy circulars, material change disclosure and Form 6-K of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information (including the Sustainability Report).

E.	Oversight of Independent External Auditors

The Company’s independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

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Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors.

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Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such services in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

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Obtain confirmation and assurance as to the independent auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors’ report to satisfy itself of their independence.

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At least annually, obtain and review a report by the independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

•	Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit.

•	Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors.

•	Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules.

•	Assure regular rotation of the lead audit partner, as required by the Act, and consider whether rotation of the independent auditors is required to ensure independence.

F.	Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee’s discretion, the internal audit function or parts thereof may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The Head of Internal Audit and Loss Prevention (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The Head of Internal Audit and Loss Prevention or the relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function’s organizational structure and personnel.

In overseeing internal audit, the Committee will:

•	Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services.

•	Review, in consultation with management, the independent auditors and the senior internal auditing executive, if any, the plan and scope of internal audit activities.

•	Review internal audit activities, budget and staffing.

•	Review significant reports to management prepared by the internal auditing department and management’s responses to such reports.

G.	Disclosure Controls & Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”)

•	Monitor and review the Company’s Disclosure Policy and the Mandate of its Disclosure and Policy Compliance Committee, on an annual basis.

•	Receive and review the quarterly report of the Disclosure and Policy Compliance Committee on its activities for the quarter.

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On a quarterly basis, review management’s assessment of the design effectiveness of the Company’s DC&P and ICFR including any significant control deficiencies identified and the related remediation plans.

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Review management’s assessment of the operating effectiveness of the Company’s DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans.

•	Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company’s ICFR and the related corrective and disciplinary actions to be taken.

•	Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis.

•	Review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the annual and interim filings with the securities commissions.

H.	Risk Assessment and Risk Management

The Committee shall discuss the Company’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs, IT (strategy, implementation and cyberrisk management) and steps management has taken to monitor and control major business, operational and financial risks. Where appropriate, the Committee may meet with such subject matter experts to reassure itself of the adequacy and appropriateness of the policies and practices being adopted.

I.	Ethical Standards

The Committee shall establish, maintain and oversee the Company’s Code of Business Conduct and Ethics, and the Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the “Codes”), including dealing with issues that may arise under the Codes related to executive officers and Directors of the Company. The Committee shall be responsible for reviewing and evaluating both Codes periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Codes and consider any waivers of the Codes (other than waivers applicable to the Directors or executive officers, which shall be subject to review by the Board as a whole).

J.	Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K.	Submission of Complaints

The Committee shall establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by Directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and (c) the investigation of such matters with appropriate follow-up actions.

L.	Legal Compliance

On at least an annual basis, the Committee shall review with the Company’s legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M.	Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee’s authority and responsibilities.

N.	Insurance Coverage

The Committee shall review and establish appropriate insurance coverage for the Company’s Directors and executive officers (Directors and Officers Insurance).

O.	Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.	Committee Administrative Matters

A.	Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B.	Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C.	Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D.	Reports to Board of Directors

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E.	Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of the Committee’s Charter.

F.	Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

G.	Review of This Charter

The Committee shall review and reassess annually the adequacy of this Committee Charter and recommend any proposed changes to the Board.

H.	Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.